Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

AMONG

SRS TECHNOLOGIES,

CERTAIN SHAREHOLDERS OF SRS TECHNOLOGIES,

QUICKSILVER ACQUISITION CORP.,

MANTECH INTERNATIONAL CORPORATION,

AND

THE SHAREHOLDER REPRESENTATIVE

DATED AS OF APRIL 6, 2007

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EXHIBITS:

Exhibit A	Voting Agreement
Exhibit B	Agreement of Merger and Certificate of Approval
Exhibit C	Escrow Agreement
Exhibit D	Legal Opinion
Exhibit E	Option Payout Agreement

SCHEDULES:

Schedule A

Schedule 1.1

Schedule 2.7(a)

Schedule 3.1(a)

Schedule 3.1(b)

Schedule 3.2(b)

Schedule 3.3(a)

Schedule 3.3(b)

Schedule 3.3(d)

Schedule 3.4

Schedule 3.5

Schedule 3.6(c)

Schedule 3.6(d)

Schedule 3.6(g)

Schedule 3.6(l)

Schedule 3.6(m)

Schedule 3.7(a)

Schedule 3.7(e)

Schedule 3.8

Schedule 3.9

Schedule 3.11

Schedule 3.12

Schedule 3.13(a)

Schedule 3.13(b)

Schedule 3.14

Schedule 3.16

Schedule 3.17

Schedule 3.18(b)

Schedule 3.19(b)

Schedule 3.19(d)

Schedule 3.19(e)

Schedule 3.19(f)

Schedule 3.20

Schedule 3.21

Schedule 3.22(a)

Schedule 3.22(b)

Schedule 3.22(c)

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Schedule 3.22(d)

Schedule 3.22(e)

Schedule 3.22(g)

Schedule 3.22(h)

Schedule 3.22(i)

Schedule 3.22(k)

Schedule 3.22(m)

Schedule 3.22(n)

Schedule 3.22(q)

Schedule 3.22(r)

Schedule 3.22(s)

Schedule 3.22(t)

Schedule 3.22(u)

Schedule 3.25(a)

Schedule 3.25(b)(i)

Schedule 3.25(c)

Schedule 3.26

Schedule 5.2

Schedule 5.2(d)

Schedule 5.19

Schedule 6.3(e)

Schedule 6.3(h)

Schedule 6.3(i)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made this the sixth (6th) day of April, 2007 (hereinafter, the “Agreement”), by and among SRS TECHNOLOGIES, a California corporation (the “Company”); certain of the shareholders of the Company set forth on the signature page hereto (“Shareholder Parties”); QUICKSILVER ACQUISITION CORP., a newly-formed California corporation that is wholly owned by Buyer (“Merger Sub”); MANTECH INTERNATIONAL CORPORATION, a Delaware corporation (“Buyer”); and Mohindar Sandhu, James Stovall, and Jim Allburn (collectively, the “Shareholder Representative”). The Company, the Shareholder Parties and Merger Sub are sometimes referred to herein collectively as the “Merger Parties” or separately, each as a “Merger Party.”

RECITALS

WHEREAS, Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code, will merge with and into the Company (the “Merger”);

WHEREAS, upon the consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Buyer;

WHEREAS, the Board of Directors of the Company has (a) determined that the Merger is fair to and in the best interests of the holders of Company Common Stock (as hereinafter defined), (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, and (c) recommended approval and adoption of this Agreement by the holders of the Company Common Stock;

WHEREAS, the Board of Directors of Buyer has determined that the Merger is fair to and in the best interests of Buyer and its stockholders and the Board of Directors of Buyer and Merger Sub and the sole shareholder of Merger Sub have approved and adopted this Agreement and the transactions contemplated hereby; and

WHEREAS, in order to induce Buyer and Merger Sub to enter into this Agreement, certain shareholders of the Company listed on Schedule A attached hereto (“Company Shareholders”) have entered into a Voting Agreement, in substantially the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, each such Company Shareholder agrees to vote in favor of the Merger and this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties and covenants contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

The following terms shall have the indicated meaning when used in this Agreement:

“Accounting Fees” shall mean the fees that become payable and the expenses and disbursements that are reimbursable to any accounting firm for services rendered in connection with the Statement on Auditing Standards (SAS) 100, Interim Financial Information (“SAS 100”), review of the Company interim financial statements as contemplated by Section 5.20 hereof or in connection with the FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), review and analysis conducted pursuant to Section 5.13 hereof.

“Accounting Principles” shall have the meaning ascribed to such term in Section 2.9(a).

“Actual Working Capital Adjustment” shall have the meaning ascribed to such term in Section 2.10(a).

“Adjusted Purchase Price” shall have the meaning ascribed to such term in Section 2.7(a).

“Affiliate” shall mean with respect to any Person, any other Person that is directly or indirectly controlling, controlled by or under common control with such Person or entity or any of its subsidiaries, and the term “control” (including the terms “controlled by” and “under common control with”) means having, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” shall have the meaning ascribed to such term in the first paragraph hereof.

“Aggregate Merger Consideration” shall mean the Adjusted Purchase Price less any Purchase Price Adjustment Final Payment paid by the Seller Parties, plus any Purchase Price Adjustment Final Payment paid by the Buyer.

“Alternate Transaction” shall have the meaning accorded to such term in Section 5.5.

“Authorizations” shall mean all licenses, certificates, permits, franchises, or other authorizations granted to the Company by Governmental Entities that are used in or relate to the conduct of the Business of the Company, including those that are listed on Schedule 3.21.

“Benefit Plan” shall mean each written pension, profit-sharing, thrift, savings or other retirement, bonus, deferred compensation, incentive compensation, employee stock ownership, stock purchase, stock option, stock bonus, severance or termination pay, hospitalization or other medical, life or other insurance, long- or short-term disability, supplemental unemployment benefit, fringe benefit, sick pay, or vacation pay or similar plan, program, agreement, or arrangement maintained for the benefit of current or former employees, directors or consultants of the Company or with respect to which the Company makes or has any obligation to make contributions.

“Books and Records” shall mean all of the Company’s customer or subscriber lists and records, accounts and billing records, minute books, capitalization charts and ledgers, detailed property records, equipment records, plans, blueprints, specifications, designs, drawings, surveys, engineering reports, and personnel records (where applicable) and all other documents, computer data and records owned or controlled by the Company relating to the Company.

“Breaching Seller Party” shall have the meaning ascribed to such term in Section 7.3(c)(i).

“Business” shall mean the business currently conducted by the Company.

“Business Day” shall mean any day other than a Saturday, Sunday or federal holiday.

“Buyer” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Buyer Claim” shall have the meaning accorded to such term in Section 7.5(a).

“Buyer Disclosure Schedule(s)” shall mean the disclosure schedules delivered to the Company by Buyer and/or Merger Sub in connection with this Agreement.

“Buyer Intentional Breach” shall have the meaning ascribed to such term in Section 9.2(b).

“Buyer Parties” shall have the meaning ascribed to such term in Section 7.1.

“Buyer Purchase Price Adjustment Notice” shall have the meaning ascribed to such term in Section 2.10(a).

“Buyer Working Capital Adjustment” shall have the meaning ascribed to such term in Section 2.10(a).

“Capital Lease Obligations” shall mean all obligations of the Company under leases that are outstanding as of the Closing and are classified, in accordance with GAAP, as capital leases and without regard to materiality.

“Cash” shall mean all cash on hand or in bank accounts, cash equivalents and short-term investments as reflected on the Closing Date Balance Sheet.

“Certificate(s)” shall have the meaning ascribed thereto in Section 2.6(c).

“Claim Notice” shall have the meaning accorded to such term in Section 7.5(a).

“Closing” shall have the meaning ascribed to such term in Section 2.2.

“Closing Date” shall have the meaning ascribed to such term in Section 2.2.

“Closing Date Balance Sheet” shall have the meaning ascribed to such term in Section 2.9(b).

“Closing Purchase Price” shall have the meaning accorded to such term in Section 2.7(a).

“Closing Working Capital” shall have the meaning ascribed to such term in Section 2.9(b).

“Closing Working Capital Adjustment” shall have the meaning ascribed to such term in Section 2.9(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Company Balance Sheet” shall mean the unaudited balance sheet of the Company as of the Company Balance Sheet Date.

“Company Balance Sheet Date” shall mean March 2, 2007.

“Company Closing Instrument” shall have the meaning ascribed to such term in Section 7.1.

“Company Common Stock” shall have the meaning ascribed to such term in Section 3.3(a).

“Company Debt” shall mean all indebtedness of the Company for borrowed money or other interest-bearing indebtedness of the Company as of Closing and any deficit balance in Cash, including, without limitation, any prepayment or similar fees or charges related to the retirement or termination of bank debt of the Company which will be discharged or satisfied at or in connection with the Closing (as set forth in Section 2.7(b)).

“Company Disclosure Schedule(s)” shall mean the disclosure schedules delivered to Buyer by the Company in connection with this Agreement.

“Company Financial Statements” shall have the meaning ascribed to such term in Section 3.9.

“Company Intellectual Property” shall have the meaning ascribed to such term in Section 3.19(b).

“Company Intentional Breach” shall have the meaning ascribed to such term in Section 9.2(b).

“Company’s Knowledge” or “Knowledge of the Company” shall mean the actual knowledge of the Persons identified on Schedule 1.1 and the knowledge that such Person should have obtained in the ordinary exercise of his duties as an officer, director or employee of the Company.

“Company Option Plans” shall have the meaning ascribed to such term in Section 3.3(b).

“Company Shareholders” shall have the meaning ascribed to such term in the recitals to this Agreement.

“Convertible Options” shall mean any options, warrants, agreements, convertible or exchangeable securities or other commitments pursuant to which the Company is or may become obligated to issue, sell transfer, purchase, return or redeem securities of the Company.

“Current Customer” shall have the meaning ascribed to such term in Section 5.12(b).

“Current Government Contract Bids” shall have the meaning ascribed to such term in Section 3.22(a).

“Current Government Contracts” shall have the meaning ascribed to such term in Section 3.22(a).

“DCAA” shall have the meaning ascribed to such term in Section 3.22(k).

“Deductible Amount” shall have the meaning ascribed to such term in Section 7.3(b).

“Direct Costs” shall have the meaning ascribed to such term in 48 C.F.R. Section 2.101.

“Dissenting Shareholder” shall mean a holder of Dissenting Shares.

“Dissenting Shares” shall have the meaning ascribed to such term in Section 2.6(e).

“Effective Time” shall have the meaning ascribed to such term in Section 2.3.

“Environmental, Health, and Safety Requirements” shall mean all federal, state, local, and foreign statutes, regulations, ordinances, and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations, and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials, substances, or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation, each as amended and as now or hereafter in effect.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any person, firm or entity (whether or not incorporated) which, by reason of its relationship with the Company, is required to be aggregated with the Company under Sections 414(b), (c) or (m) of the Code.

“Escrow Account” shall mean the escrow account in respect of the Escrow Amount maintained by the Escrow Agent pursuant to the terms hereof.

“Escrow Agent” shall mean Branch Banking and Trust Company.

“Escrow Agreement” shall have the meaning ascribed to such term in Section 2.7(c).

“Escrow Amount” shall mean Thirty-Six Million One Hundred Thousand dollars ($36,100,000), comprised of (i) the General Escrow Fund; (ii) the Special Escrow Fund, and (iii) the Shareholder Representative Expense Fund.

“Escrow Commencement Date” shall have the meaning ascribed to such term in Section 7.4(a).

“Escrow Funds” shall mean the funds that are held by the Escrow Agent in the Escrow Account.

“Escrow Sub-Account” shall have the meaning ascribed to such term in Section 7.4(a).

“Escrow Termination Date” shall be the earlier of (i) the third (3rd) anniversary of the Closing Date or (ii) the date on which all of the Escrow Funds have been fully distributed in accordance with Section 7.4 hereof.

“Estimated Working Capital Adjustment” shall have the meaning ascribed to such term in Section 2.9(a).

“Exchange Fund” shall have the meaning ascribed to such term in Section 2.7(g)(i).

“First General Escrow Fund Distribution Amount” shall have the meaning ascribed to such term in Section 7.4(b)(i).

“First General Escrow Fund Distribution Date” shall have the meaning ascribed to such term in Section 7.4(b)(i).

“GAAP” shall mean United States generally accepted accounting principles.

“General Escrow Fund” shall mean a fund totaling Thirty-Three Million One Hundred Thousand dollars ($33,100,000) that shall be maintained as a separate account in the Escrow, which shall be established on the Closing Date.

“General Escrow Fund Termination Date Claims Notice” shall have the meaning ascribed to such term in Section 7.4(b)(iii).

“General Escrow Termination Date Reserved Amount” shall have the meaning ascribed to such term in Section 7.4(b)(iii).

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind that are currently active in performance or that have been active in performance at any time in the seven year period prior the Closing Date with (i) any Governmental Entity; (ii) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (iii) any subcontractor at any tier with respect to any contract of a type described in clauses (i) or (ii) above. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” shall mean any local, state, federal or foreign government, and any branch, agency, instrumentality, or department thereof, including courts of competent jurisdiction, domestic or foreign.

“Hazardous Materials” shall mean any hazardous or toxic substance, material or waste which is regulated under, or defined as a “hazardous substance,” “pollutant,” “contaminant,” “toxic chemical,” “hazardous material,” “toxic substance” or “hazardous chemical” under (i) Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq. (“CERCLA”); (ii) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (iii) the U.S. Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.; (iv) the U.S. Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (v) the U.S. Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (vi) regulations promulgated under any of the above statutes or (vii) any applicable state or local statute, ordinance, rule, or Regulation that has a scope or purpose similar to those statutes identified above.

“HSR Act” shall have the meaning ascribed to such term in Section 3.2(b).

“Identified Company Obligations” shall have the meaning ascribed to such term in Section 2.7(a).

“Inbound License Agreements” shall have the meaning ascribed to such term in Section 3.19(d).

“Indemnification Cap” shall have the meaning ascribed to such term in Section 7.3(b).

“Indemnification Claim” shall mean a claim for indemnification, made in writing (i) by a Buyer Party under Section 7.1 hereof that is delivered to the Shareholder Representative, or (ii) by Shareholder Representative under Section 7.2 hereof that is delivered to the Buy and that, in either case, sets forth an estimate of the amount of the Indemnified Losses for which the Party is seeking such indemnification to the extent it is then feasible to make such estimate (which estimate shall not be conclusive of the final amount of such Claim), and describes in reasonable detail the facts or circumstances that such Party believes entitle it to indemnification under Article VII from the other Party.

“Indemnified Losses” shall have the meaning ascribed to such term in Section 7.1.

“Indirect Costs” shall have the meaning ascribed to such term in 48 C.F.R. Section 2.101.

“Initial Purchase Price” shall have the meaning ascribed to such term in 2.7(a).

“Intellectual Property” shall mean (a) letters patent, patents, patent applications, patent licenses, and all claims with regard thereto; (b) software licenses and know-how licenses, source codes, passwords, trade names, trademarks, service marks, licenses of trademarks, trade names and/or service marks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications; (c) interests in inventions, processes and trade secrets, whether reduced to practice or not, on which no application for letters patent has been filed but as to which the Company has a right or option to obtain an assignment or license by reason of an existing contract with or employment of the inventor; (d) methods or processes, designs, technical data, product development data, research data, know-how, market reports, consumer investigations, product surveys, distribution methods customer lists, trade secrets, and other industrial property rights, whether or not secret and whether or not reduced to writing; and (e) all other factual proprietary information, whether or not secret and whether or not reduced to writing, including all invention disclosures, data, analytic methods, acceptance or rejection criteria, whether or not capable of precise separate description, but which in any event alone or when accumulated give to the one acquiring it an ability to study, test, produce or market something which one otherwise would not have known to study, test, produce or market in the same way.

“IRS” shall mean the Internal Revenue Service or its successor.

“Law(s)” means, with respect to any Person, any federal, state, local or other statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity (including Environmental, Health, and Safety Requirements) existing as of the Closing Date applicable to such Person or any of such Person’s property, assets, or its officers, directors, employees, consultants or agents (in their capacities as such).

“Leases” shall have the meaning ascribed to such term in Section 3.13(a).

“Letter of Transmittal” shall have the meaning ascribed to such term in Section 2.7(g).

“Liabilities” means any direct or indirect liability, indebtedness, obligation, financial commitment, accrued expense, claim required to be recorded in accordance with GAAP, deficiency, or guaranty of or by any Person of any type, known or unknown, and whether accrued, absolute, contingent, matured, or unmatured, other than a guaranty by a parent entity of the obligations of any of its Subsidiaries or by a Subsidiary of a parent’s obligations, so long as the underlying obligation is included in the balance sheet of the parent or Subsidiary.

“Licensed Intellectual Property” shall have the meaning ascribed to such term in Section 3.19(c).

“Lien” shall mean, with respect to any asset, any mortgage, lien, pledge, charge, collateral sales contract, security interest or encumbrance of any kind.

“Listed Contract” shall have the meaning ascribed to such term in Section 3.17(b).

“Litigation Conditions” shall have the meaning ascribed to such term in Section 7.5(e).

“Look-Back Period” shall have the meaning ascribed to such term in Section 5.12(b).

“Losses” means all actions, suits, proceedings, hearings, investigations, written charges, complaints, claims, written demands, injunctions, judgments, orders, decrees, rulings, damages, penalties, fines, amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, out-of-pocket expenses and costs, including court costs and reasonable attorneys’ fees and expenses.

“Material Adverse Effect” will be deemed to have occurred if any event (whether specific to the applicable party or generally applicable to multiple parties), violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in this Agreement but for the presence of “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, in such representations and warranties) has, or could reasonably be expected to have, or give rise to, a material adverse effect on, or material adverse change to, (a) the condition (financial or otherwise), business, results of operations, overall net worth, or capitalization of the party making the representations and warranties, other than such events, violations, inaccuracies, circumstances or other matters reasonably attributable to: (i) economic conditions generally in the United States, conditions in the financial or securities markets in general or conditions in general in the information technology or government outsourcing industry and markets in which such party conducts its businesses, except to the extent such changes materially and disproportionately affect, in an adverse manner, such party; (ii) events, effects or circumstances to the extent specifically disclosed in such party’s disclosure schedules (provided such disclosures are materially correct); (iii) the announcement or pendancy of the Merger or (iv) any action taken or omitted to be taken by the Company with Buyer’s express written consent or any action taken or omitted to be taken by the Company in compliance with the terms of this Agreement, or (b) the ability of such party to consummate the transactions contemplated by this Agreement or to perform any of its material obligations under this Agreement.

“Meeting Date” shall have the meaning ascribed to such term in Section 5.1(a)(i).

“Merger” shall have the meaning ascribed to such term in the recitals above.

“Merger Parties” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Merger Sub” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Merger Sub Common Stock” shall have the meaning ascribed to such term in Section 2.6(d).

“Multiemployer Plan” shall mean any “multiemployer plan” as such term is defined in Section 3(37) of ERISA.

“Officer” or “officer” of the Company shall mean any of the individuals denoted as officers of the Company as set forth on Schedule 3.5.

“Option Holder” shall mean a holder of any Convertible Options.

“Option Holder Option Representation” shall have the meaning ascribed to such term in Section 3.4.

“Option Holder Payment Amount” shall mean the aggregate amount of payments to be made to Options Holder pursuant to the provisions of the Option Payout Agreements.

“Option Payout Agreement” shall have the meaning ascribed to such term in Section 5.16.

“Ownership Representation” shall have the meaning ascribed to such term in Section 3.4.

“Paying Agent” shall mean U.S. Stock Transfer Corporation.

“Permitted Lien(s)” shall mean (a) statutory Liens for Taxes and water and sewer charges not yet delinquent or Liens arising out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings; (b) those Liens disclosed in Schedule 3.13(b) (“Record Liens”); (c) statutory Liens of carriers, warehousemen, mechanics, materialmen and the like arising in the ordinary course of business for obligations not yet due and that could not reasonably be expected to have a Material Adverse Effect on the Company; (d) easements, restrictive covenants, rights of way and other similar restrictions that could not reasonably be expected to have a Material Adverse Effect on the Company; (e) landlord’s Liens; (f) imperfections of title and Liens that could not reasonably be expected to have a Material Adverse Effect on the Company or that are reserved against in the Company Balance Sheet; (g) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations; (h) legal or equitable encumbrances deemed to exist by reason of the existence of any litigation or other legal proceeding or arising out of a judgment or award with respect to which an appeal is being prosecuted in good faith and levy and execution thereon have been stayed and continue to be stayed; and (i) zoning, building and other similar restrictions imposed by any laws that could not reasonably be expected to have a Material Adverse Effect on the Company.

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Tax Period” shall have the meaning ascribed to such term in Section 8.1.

“Pro Rata Equity Percentage” of any Shareholder or Option Holder shall mean the percentage that results from dividing the total amount of cash to be received by such Shareholder or Option Holder (whether for such Person’s Shares or Convertible Options, or for both in the case of a Shareholder who also is an Option Holder) pursuant to Sections 2.7(e) and 2.7(f) of this Agreement, divided by the Initial Purchase Price. The Pro Rata Equity Percentage of each Shareholder and each Option Holder is set forth on Schedule 3.4.

“Pro Rata Shareholder Interest” shall mean the percentage equal to the number of shares of Company Common Stock held by that Shareholder immediately prior to the Effective Time divided by the sum of all shares of Company Common Stock outstanding immediately prior to the Effective Time, excluding for all purposes hereof any shares held in treasury by the Company, as set forth on Schedule 3.4.

“Prospective Customer” shall have the meaning ascribed to such term in Section 5.12(b).

“Proxy Statement” shall have the meaning ascribed to such term in Section 5.1(a)(ii).

“Purchase Price Adjustment Final Payments” shall have the meaning ascribed to such term in Section 2.10(d).

“Purchase Price Adjustment Referee” shall have the meaning ascribed to such term in Section 2.10(c).

“Real Property” shall mean all real property and interests in real property (including those certain easements, privileges, right of way agreements, surface use rights, servitudes, and other real property interests necessary for access to or which are ancillary or appurtenant to the use and enjoyment of such real property and the operation of the Business of the Company).

“Regulatory Approvals” shall have the meaning ascribed to such term in Section 5.7.

“Required Consents” shall mean those of the consents listed on Schedule 3.2(b) hereto that are designated on that Schedule as consents that the Company is required to obtain on or before Closing.

“Required Target Amount” shall have the meaning ascribed to such term in Section 2.9(a).

“Restrictive Period” shall have the meaning ascribed to such term in Section 5.12(a).

“Second General Escrow Fund Distribution Date” shall have the meaning ascribed to such term in Section 7.4(b)(ii).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Indemnifying Parties” shall have the meaning ascribed to such term in Section 7.1, and each a “Seller Indemnifying Party.”

“Seller Parties” shall mean the Shareholders and Option Holders immediately prior to the Effective Time and the consummation of the transactions contemplated hereby.

“Shareholder Parties” shall have the meaning ascribed to such term in the first paragraph of this Agreement, and each a “Shareholder Party.”

“Shareholder Purchase Price Adjustment Objection Notice” shall have the meaning ascribed to such term in Section 2.10(b).

“Shareholder Representative” shall mean a committee comprised of Mohindar Sandhu, James Stovall, and Jim Allburn. In the event of the death, disability or resignation of a member of that committee, the other members or member thereof (if there is only one member at that time) shall select the Person(s) who shall fill the vacancy or vacancies resulting therefrom.

“Shareholder Representative Expenses” shall mean all costs and expenses (including the reasonable fees and disbursements of attorneys, accountants and experts) that may be incurred by the Shareholder Representative in connection with his representation of the Seller Parties in connection with the establishment, operation or termination of the Escrow Account and the exercise of any of the rights and the seeking of any remedies that the Seller Parties may have under this Agreement. Shareholder Representative Expenses shall include, without limitation, all costs and expenses incurred by the Shareholder Representative in connection with (i) the distribution of Escrow Funds to the Seller Parties, (ii) the defense and resolution, by arbitration or settlement, of any Indemnification Claims that may be asserted by any of the Buyer Parties pursuant to Article VII hereof against the Escrow Amount, and (iii) the assertion and prosecution and resolution, by arbitration or settlement, of any Indemnification Claims that the Shareholder Representative may assert on behalf of the Seller Parties, against the Buyer Parties, or any of them, pursuant of Article VII hereof.

“Shareholder Representative Expense Fund” shall mean a fund totaling One Million dollars ($1,000,000) that shall be maintained as a separate account in the Escrow, which shall be established on the Closing Date.

“Shareholder Representative Expense Shortfall” shall have the meaning ascribed to such term in Section 7.4(b)(i).

“Shareholder Working Capital Adjustment” shall have the meaning ascribed to such term in Section 2.10(a).

“Shareholders” shall mean the holders of the Company Common Stock immediately prior to the Effective Time representing 100% beneficial and record ownership of the Company, provided that, for this purpose, no Shareholder shall be deemed to be the beneficial owner of any shares that may be acquired on the exercise of any options that he or she may hold.

“Special Escrow Agent Costs” shall have the meaning ascribed to such term in Section 10.2(b).

“Special Escrow Claim” shall have the meaning ascribed to such term in Section 7.3(c)(ii).

“Special Escrow Fund” shall mean the sum of Two Million dollars ($2,000,000), which shall be maintained by the Escrow Agent to pay unresolved Common Stock Ownership Claims as provided in Section 7.4 hereof.

“Special Escrow Fund Termination Date Claims Notice” shall have the meaning ascribed to such term in Section 7.4(b)(iv).

“Special Escrow Termination Date” shall mean the last day of an eighteen (18) month period that shall commence on the Closing Date.

“Special Escrow Termination Date Reserved Amount” shall have the meaning ascribed to such term in Section 7.4(b)(iv).

“Special Meeting” shall have the meaning ascribed to such term in Section 5.1(a)(i).

“Straddle Period” shall have the meaning ascribed to such term in Section 8.1.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Surviving Corporation” shall have the meaning ascribed to such term in Section 2.1.

“Surviving Corporation Common Stock” shall have the meaning ascribed to such term in Section 2.6(d).

“Tax Returns” shall mean all returns, declarations, reports, claims for refund, statements and other documents required or permitted to be filed with any Governmental Entity in respect of any Tax (including payroll tax remittances and payroll tax returns, but not including the Shareholders’ personal returns, declarations, reports, claims for refund, statements and other documents) and “Tax Return” shall mean one of the foregoing Tax Returns.

“Taxes” shall mean all taxes, charges, fees, levies, imposts, withholdings or other assessments, domestic or foreign, including, without limitation all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, social security (or similar), unemployment, disability, registration, value added, alternative or add-on minimum, real property, personal property or other taxes, customs, duties, fees, assessments or similar charges, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

“Termination Date” shall have the meaning ascribed to such term in Section 9.1.

“Third-Party Claim” shall have the meaning ascribed to such term in Section 7.5(e).

“Transaction Fees” shall mean the amount necessary to satisfy final bills rendered by the Paying Agent and any accounting (but excluding Accounting Fees), legal and investment banking advisors to the Company invoicing fees and expenses incurred in such advisors’ representation of the Company in connection with the transactions contemplated hereby, such final bills to be delivered to the Company no later than one Business Day prior to Closing.

“Transferred Employees” shall have the meaning ascribed to such term in Section 5.8(a).

“Unresolved General Escrow Fund Indemnification Claim” shall have the meaning ascribed to such term in Section 7.4(b)(i).

“Unresolved General Escrow Termination Date Indemnification Claims” shall have the meaning ascribed to such term in Section 7.4(b)(iii).

“Unresolved Special Escrow Fund Termination Date Indemnification Claims” shall have the meaning ascribed to such term in Section 7.4(b)(iv).

“Voluntary Termination Date” shall mean September 30, 2007, or such other date as may be from time to time agreed by Buyer, the Company and the Shareholder Representative.

“Voting Agreement” shall have the meaning ascribed to such term in the recitals hereto.

“Welfare Plan” shall mean any “employee welfare benefit plan” as such term is defined in Section 3(l) of ERISA.

Section 1.2 Construction.

(a) This Agreement is to be deemed to have been prepared jointly by the parties hereto after arm’s length negotiations, and any uncertainty or ambiguity existing herein shall not be interpreted against any party, but according to the application of the rules of interpretation of contracts. Each party acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax or securities consequences of the transaction contemplated by this Agreement and is not relying on any representation or statements made by the other party as to such tax and securities consequences.

(b) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the disclosure schedules hereto and all attachments thereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and disclosure schedule references are to the Articles, Sections, paragraphs, and disclosure schedules to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) “dollars” or “$” shall refer to United States dollars, and (vi) provisions shall apply, when appropriate, to successive events and transactions.

ARTICLE II

THE MERGER

Section 2.1 The Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the California Corporations Code, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the Company, as existing on and after the Effective Time, being hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of California.

Section 2.2 Closing.

The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Washington, D.C. time) on the later of May 7, 2007 or the date that is the fifth (5th) Business Day after satisfaction or waiver of the conditions set forth in Article VI, at the Washington, D.C. office of Venable LLP, unless another date or place is agreed to in writing by the Merger Parties (such date upon which the Closing occurs, the “Closing Date”).

Section 2.3 Effective Time.

On the Closing Date, the parties hereto shall cause an Agreement of Merger and Certificate of Approval, in the forms attached in Exhibit B hereto, to be executed in accordance with Section 1103 of the California Corporations Code, to be duly filed with the California Secretary of State in accordance with the California Corporations Code and the time of such filing with the California Secretary of State or at such other date and time as is agreed in writing between the parties and specified in the Agreement of Merger, is referred to herein as the “Effective Time.”

Section 2.4 Articles of Incorporation and Bylaws of the Surviving Corporation.

The articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and of applicable law; provided, however, the articles of incorporation shall be amended by virtue of the Merger to provide that the name of the Surviving Corporation, from and after the Effective Time, shall be ManTech SRS Technologies, Inc. Unless otherwise determined by Buyer, the bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with the provisions thereof and of applicable law.

Section 2.5 Directors and Officers.

All the directors and Officers of the Company as set forth on Schedule 3.5 shall resign effective as of the Effective Time and Buyer, as sole shareholder of the Surviving Corporation, shall appoint new directors, in its sole discretion, effective as of the Effective Time. The directors of the Surviving Corporation shall be appointed at the annual meeting of its shareholders.

Section 2.6 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the California Corporations Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time:

(a) All the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

(b) Each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time, if any, shall automatically be cancelled and retired and shall cease to exist, and no cash, stock or other property shall be delivered in exchange therefor.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of shares of Company Common Stock, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and, thereafter, each holder of any cancelled shares of Company Common Stock shall be entitled to receive, without interest, upon surrender of the certificates representing such shares of Company Common Stock (“Certificates”), in the manner provided in Section 2.7 hereof, only his or her Pro Rata Shareholder Interest in the Aggregate Merger Consideration (reduced by the amount of the Option Holder Payment Amount), upon the terms and subject to the conditions set forth in this Agreement. The Aggregate Merger Consideration (reduced by the amount of the Option Holder Payment Amount) paid or payable in respect of the surrender of such Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates. If after the Effective Time, Certificates or other such instruments are presented to Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the proper portion of the Aggregate Merger Consideration (reduced by the amount of the Option Holder Payment Amount) deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in Section 2.7(f).

(d) Each share of common stock, par value $.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation (the “Surviving Corporation Common Stock”). Each stock certificate of Merger Sub evidencing ownership of any such shares of Merger Sub Common Stock shall, as of the Effective Time, evidence ownership of such shares of Surviving Corporation Common Stock.

(e) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by Shareholders of the Company who did not vote in favor of the Merger and who comply with all of the relevant provisions of Sections 1300-1312 of the California Corporations Code (the “Dissenting Shares”) shall not be converted into or represent any right to receive the amount set forth in Section 2.7(f) below, but instead shall be converted into the right to receive such consideration as may be determined to be due to such dissenting shareholders pursuant to Sections 1300-1312 of the California Corporations Code unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s rights to appraisal under the California Corporations Code. If any such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s rights to appraisal of such shares under the California Corporations Code, such holder’s shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the amount set forth in Section 2.7(f). Dissenting Shareholder claims shall be treated as Third-Party Claim in accordance with the provisions of Article VII; provided, however, that Buyer shall be obligated to pay any amount due to any Dissenting Shareholder only up to the amount that would have been paid to such Dissenting Shareholder hereunder if such Shareholder had not been a Dissenting Shareholder. Any additional amounts due to such Dissenting Shareholder shall be the obligation of the Seller Parties in accordance with the provisions of Article VII; and further, provided, that neither Buyer nor the Company shall make any payment to or enter into any agreement with the holder of any Dissenting Shares relating to the Dissenting Shares of such holder or a waiver by any such holder of his or her rights under Sections 1300-1312 of the California Corporations Code without the prior written consent of the Shareholder Representative, which consent shall not be unreasonably withheld.

(f) Each outstanding Convertible Option entitling the holder thereof to purchase shares of Company Common Stock, to the extent not already fully vested and exercisable and not canceled, shall become fully vested and exercisable, and shall receive the payment therefor set forth in Section 2.7(d) and Section 2.7(i) provided that such Option Holder enters into an “Option Payout Agreement”, in substantially the form attached hereto as Exhibit E, with the Company. Prior to the Effective Time, the Company and Buyer shall take all actions that are necessary to give effect to the transactions contemplated by this Section 2.6(f).

Section 2.7 Consideration for the Merger.

(a) Merger Consideration Paid at Closing. Subject to the terms and conditions of this Agreement, Buyer agrees to pay or cause to be paid to, or on behalf of, the Shareholders at Closing an aggregate amount in cash equal to One Hundred Ninety-Five Million dollars ($195,000,000) (the “Initial Purchase Price”) (i) less the amount equal to outstanding Company Debt and Capital Lease Obligations at Closing, if any; (ii) less the amounts of any outstanding obligations of the Company, if any, listed on Schedule 2.7(a) (the “Identified Company Obligations”); (iii) less the Transaction Fees; (iv) increased or decreased by the Estimated Working Capital Adjustment, if any (in aggregate, the “Adjusted Purchase Price”); and (v) less the Option Holder Payment Amount. For purposes of this Agreement, “Closing Purchase Price” shall mean Adjusted Purchase Price less the Option Holder Payment Amount.

(b) Payment of Company Debt. Buyer shall, or shall cause the Company to, pay the respective amounts withheld from the Initial Purchase Price pursuant to Section 2.7(a)(i) herein to the holders of the Company Debt in cash, on behalf of the Company, at Closing.

(c) Deposit of Escrow. At Closing, Buyer shall deposit or cause to be deposited, on behalf of the Shareholders and Option Holders, a portion of the Initial Purchase Price equal to the Escrow Amount with the Escrow Agent by wire transfer of immediately available funds. The Escrow Amount shall be held in escrow pursuant to the terms of Article VII hereof and of the Escrow Agreement, substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”), by and among Buyer, Shareholder Representative and the Escrow Agent. Each Shareholder’s and each Option Holder’s contribution to the Escrow Amount, from the Initial Purchase Price, shall be that percentage of the total Escrow Amount that is equal to such Shareholder’s or Option Holder’s Pro Rata Equity Percentage.

(d) Payment of Transaction Fees. At Closing, Buyer shall pay or cause to be paid, on behalf of the Company, the Transaction Fees in accordance with the final bills of the service providers to whom such Fees are payable as provided in their respective final bills that had been delivered by the Company to Buyer one (1) Business Day prior to the Closing Date.

(e) Payment of Option Holder Payment Amount. At Closing the Buyer shall pay to the Company the aggregate Option Holder Payment Amount in the manner set forth on Schedule 3.3(d), a certified copy of which shall be delivered by the Company to Buyer at least three (3) Business Days prior to Closing. The Company shall pay the Option Holders such amounts, less the portion thereof that was deposited with the Escrow Holder pursuant to Section 2.7(c) above, at such times as set forth on Schedule 3.3(d) subject to all applicable withholding and payroll Taxes. Further, the Company shall pay any employer share of withholding or payroll taxes associated with the Option Holder Payment Amount.

(f) Payment of Aggregate Merger Consideration.

(i) Prior to the Effective Time, Buyer shall appoint a financial or other institution reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) with respect to the payment of the Closing Purchase Price to the holders of Company Common Stock upon surrender of their Certificates. On or before the Closing, the Buyer shall deposit with the Paying Agent, for the benefit of the Shareholders, for use in the payment of the Closing Purchase Price and the Purchase Price Adjustment Final Payments (such cash being hereinafter referred to as the “Exchange Fund”). Buyer shall instruct the Paying Agent to mail as soon as reasonably practicable, but not later than five (5) days after the Effective Time, to each holder of record of a Certificate (i) a letter of transmittal (which shall provide for the appointment and indemnification of the Shareholder Representative in accordance with Section 10.1, specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and containing an IRS Back-Up Withholding Form W-9 and shall be in such form and have such other provisions as the Buyer may reasonably specify and as approved by the Company (which approval shall not be unreasonably withheld)) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Closing Purchase Price and the Purchase Price Adjustment Final Payment. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Buyer, upon demand, and any holder of the Company Common Stock who has not theretofore complied with this Section 2.7(g) shall thereafter look only to the Buyer for payment.

(ii) At the Effective Time, each holder of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall by virtue of the Merger be entitled to receive, and the Buyer shall cause the Paying Agent to pay to such holders an amount equal to his or her Pro Rata Shareholder Interest of the Closing Purchase Price.

(iii) In accordance with Section 2.10 and at the time or times provided in Section 2.10, each Seller Party shall be entitled to receive his or her Pro Rata Equity Percentage of any Purchase Price Adjustment Final Payment to be paid by the Buyer. If, however, any Purchase Price Adjustment Final Payment is required to be paid to Buyer, such payment shall be made from the Escrow Account (subject to the provisions of Section 2.10(d)).

(iv) Promptly after the First General Escrow Fund Distribution Date, each Seller Party shall by virtue of the Merger be entitled to receive an amount equal to his or her Pro Rata Equity Percentage of the First General Escrow Fund Distribution Amount, if any, to the extent and in the manner set forth in Article VII hereof and in the Escrow Agreement. Additionally, upon resolution of any Unresolved General Escrow Fund Indemnification Claim, if any, each Seller Party shall by virtue of the Merger be entitled to receive an amount equal to his or her Pro Rata Equity Percentage of any amount that is payable to such Seller Party in respect of such Unresolved General Escrow Fund Indemnification Claim, to the extent and in the manner set forth in Section 7.4 hereof and the Escrow Agreement.

(v) Promptly after the Second General Escrow Fund Distribution Date, each Seller Party shall by virtue of the Merger be entitled to receive an amount equal to his or her Pro Rata Equity Percentage of the Second General Escrow Distribution Amount, if any, to the extent and in the manner set forth in Article VII hereof and in the Escrow Agreement. Additionally, upon resolution of any Unresolved General Escrow Fund Indemnification Claim, if any, each Seller Party shall by virtue of the Merger be entitled to receive an amount equal to his or her Pro Rata Equity Percentage of any amount that is payable to such Seller Party in respect of such Unresolved General Escrow Fund Indemnification Claim, to the extent and in the manner set forth in Section 7.4 hereof and the Escrow Agreement.

(vi) Upon the Escrow Termination Date each Seller Party shall by virtue of the Merger be entitled to receive an amount equal to his or her Pro Rata Equity Percentage of the Termination Date General Escrow Fund Distribution Amount, if any, to the extent and in the manner set forth in Section 7.4 hereof and in the Escrow Agreement. Additionally, upon resolution of any Unresolved General Escrow Termination Date Indemnification Claim, if any, each Seller Party shall by virtue of the Merger be entitled to receive an amount equal to his or her Pro Rata Equity Percentage of the amount that is payable to such Seller Party, if any, in respect of such Escrow Termination Date, to the extent and in the manner set forth in Section 7.4 hereof and the Escrow Agreement.

(vii) All cash payments shall be made by wire transfer of immediately available funds; provided, however, that no payment in an amount less than Two Hundred Fifty Thousand dollars ($250,000) shall be required to be made by wire transfer and may be paid, instead, by the issuance of checks written and drawable against immediately available funds. All payments of Aggregate Merger Consideration to the Seller Parties pursuant to this Agreement shall be made in such amounts and pursuant to such percentages (which percentages shall be equal to their Pro Rata Equity Percentages) as are set forth in the spreadsheet to be provided by the Company no later than three (3) Business Days prior to the Closing Date in the form set forth in Schedule 3.4, rounded to the nearest cent (provided, however, that all payments to Option Holders shall be paid in accordance with the provisions of each such Option Holder’s Option Holder Payout Agreement).

(g) Cancellation of Company Owned Stock. At the Effective Time, each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time, if any, shall automatically be cancelled and retired and shall cease to exist, and no cash, stock or other property shall be delivered in exchange therefore.

(h) No Further Ownership Rights in Company Common Stock. As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. Each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive his or her Pro Rata Equity Percentage of the Aggregate Merger Consideration in accordance with and subject to the terms of this Agreement upon surrender of such Certificate. The Aggregate Merger Consideration paid or payable in respect of the surrender of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

(i) Tax Withholding. Buyer, on behalf of the Company, shall be entitled to deduct and withhold from the allocable portion of the Aggregate Merger Consideration otherwise payable to any Shareholder or, to the extent not undertaken by the Company, the allocable portion of the Option Holder Payment Amount otherwise payable to any Option Holder such amounts as Buyer (or any Affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, including without limitation any amounts required to be withheld pursuant to Section 409A of the Code and not previously withheld by the Company. To the extent that amounts are so withheld by Buyer (or any Affiliate thereof) and remitted to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Buyer (or any Affiliate thereof).

Section 2.8 Deliveries at the Closing.

(a) Buyer and Merger Sub Deliveries. Without limiting any other obligation of Buyer and Merger Sub under this Agreement, at the Closing, in addition to the payment of the Closing Purchase Price, the Escrow Amount and the Option Holder Payment Amount, in each case as described above, Buyer and Merger Sub shall deliver or cause to be delivered to the Shareholder Representative, on behalf of and for the benefit of the Shareholders:

(i)	A certificate of Buyer dated the Closing Date and signed on its behalf by its authorized officer certifying that:

(A)	the resolutions adopted by its board of directors, attached to the certificate, authorizing its execution, delivery and performance of this Agreement and its actions taken in connection with the transactions contemplated by this Agreement and the transactions contemplated hereby were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto;

(B)	the resolutions adopted by the board of directors and shareholder of Merger Sub, attached to the certificate, authorizing its execution, delivery and performance of this Agreement and its actions taken in connection with the transactions contemplated by this Agreement, were duly adopted either at a duly convened meeting thereof or by written consent in accordance with the California Corporations Code and the Company’s articles of incorporation, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto;

(C)	its officers executing this Agreement and any other documents delivered pursuant to this Agreement are incumbent officers and the specimen signatures on the certificate are their genuine signatures; and

(D)	the conditions specified in Section 6.2 of this Agreement have been fulfilled or waived;

(ii) the Escrow Agreement, duly executed by Buyer; and

(iii) Such other documents, instruments, certificates and writings as reasonably may be requested by the Company no later than three (3) Business Days prior to the Closing.

(b) Company Deliveries. Without limiting any other obligation of the Company under this Agreement, at the Closing, the Company shall deliver or cause to be delivered the following to Buyer and Merger Sub:

(i) A certificate of the Company dated the Closing Date and signed on its behalf by its authorized officer certifying that:

(A)	its articles of incorporation and bylaws, attached to the certificate, are true and complete and have been in full force and effect in the form attached thereto since the date of the adoption of the resolutions referred to in clause (B) below and have not been amended, rescinded or modified, except to the extent attached thereto;

(B)	the resolutions adopted by its board of directors, attached to the certificate, authorizing its execution, delivery and performance of this Agreement and its actions taken in connection with the transactions contemplated by this Agreement and recommending approval and adoption of this Agreement, the Officers’ Agreement and the transactions contemplated hereby by the holders of the Company Common Stock, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto;

(C)	the resolutions adopted by the Shareholders, attached to the certificate, authorizing its execution, delivery and performance of this Agreement and its actions taken in connection with the transactions contemplated by this Agreement, were duly adopted at a duly convened meeting thereof, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto;

(D)	its officers executing this Agreement and any other documents delivered pursuant to this Agreement are incumbent officers and the specimen signatures on the certificate are their genuine signatures; and

(E)	it is in good standing in the jurisdictions set forth on Schedule 3.1(a), and shall attach a good standing certificate certified by applicable Governmental Entity in each jurisdiction it is qualified to do business, dated as of a date not more than ten (10) days prior to the Closing Date; and

(F)	the conditions specified in Section 6.3 of this Agreement have been fulfilled or waived; and

(G)	all Required Consents have been obtained and are in full force and effect;

(ii) Debt pay-off letter(s), if any, with agreements by the lien holder(s) to release all liens upon payment thereof at Closing;

(iii) The minute books, corporate seals and stock ledger of the Company; and

(iv) the Escrow Agreement, duly executed by the Shareholder Representative;

(v) Resignations of each director and officer of the Company, effective as of the Closing;

(vi) Executed copies of Option Payout Agreements from each Option Holder;

(vii) Legal opinion from counsel to the Company in substance as set forth in Exhibit D attached hereto, addressed to Buyer and dated as of the Closing Date;

(viii) Such other documents, instruments, certificates and writings as reasonably may be requested by Buyer no later than three (3) Business Days prior to the Closing;

Section 2.9 Working Capital Adjustments.

(a) The “Closing Working Capital Adjustment” shall be the positive or negative difference, if any, by which the Closing Working Capital (as defined below) differs from Nineteen Million Five Hundred Thousand dollars ($19,500,000) (the “Required Target Amount”). If the Closing Working Capital exceeds the Required Target Amount, then the Closing Working Capital Adjustment shall be positive; and if the Closing Working Capital is less than the Required Target Amount, then the Closing Working Capital Adjustment shall be negative. The Company shall estimate in good faith the Closing Working Capital, as of Closing, and deliver (i) such estimate, which shall include an unaudited balance sheet of the Company as of a date within three (3) Business Days prior to the Closing Date that (A) is prepared in a manner consistent with the accounting principles, practices, methodologies and policies used by the Company which are in accordance with GAAP in the preparation of the Company Balance Sheet (the “Accounting Principles”), and (B) reflects an accrual for Company contributions to the Company’s 401(k) profit sharing plan and an accrual for any employee bonuses in the ordinary course of business through the Closing Date and any reduction in accrued taxes arising from the payment by the Company of the Option Holder Payout Amount; and (ii) copies of the working papers used to prepare such estimate and unaudited balance sheet to Buyer, no later than three (3) Business Days before the Closing Date (the difference between such estimate and the Required Target Amount, if any, being the “Estimated Working Capital Adjustment”). As provided in Section 2.7(a), the Initial Purchase Price shall be adjusted for the Estimated Working Capital Adjustment, if any. The Closing Working Capital shall be finally determined in accordance with Section 2.9(b) and Section 2.10.

(b) Promptly after the Closing, Buyer’s independent accountants shall, at Buyer’s expense, (i) audit the books of account of the Company as of the Closing Date, and (ii) prepare an audited balance sheet of the Company as of the Closing Date, which shall set forth the working capital of the Company as of the Closing Date (the “Closing Date Balance Sheet”). The Closing Date Balance Sheet, which shall not give effect to the consummation of the Merger at the Effective Time, shall be prepared in accordance with the Accounting Principles and shall be accompanied by an unqualified report of Buyer’s independent accountants on the Closing Date Balance Sheet certifying that the Closing Date Balance Sheet and any related notes thereto were prepared in accordance with the Accounting Principles. The Merger Parties acknowledge that (A) the sole purpose of the determination of Closing Working Capital is to adjust the Initial Purchase Price so as to reflect the difference, if any, between the Estimated Working Capital Adjustment and the Closing Working Capital Adjustment. For purposes of this Agreement, “Closing Working Capital” shall mean (i) the Company’s current assets (including Cash, which shall include the cash payment by Buyer to the Company, as well as payment of the Option Holder Payment Amount, pursuant to Section 2.7(e) hereof) as of the Closing, but immediately prior to the consummation of the Merger, less (ii) the Company’s current Liabilities (excluding any Company Debt, Identified Company Obligations, Transaction Fees, and Accounting Fees) as of Closing, in each case as reflected on the Closing Date Balance Sheet.

Section 2.10 Post-Closing Adjustment Payments.

(a) Buyer, based on the Closing Date Balance Sheet, shall provide to the Shareholder Representative, within one hundred twenty (120) days after Closing, (i) a copy of the Closing Date Balance Sheet accompanied by the unqualified report of the Company’s accountant as provided in Section 2.9(b), and (ii) a written notice (the “Buyer Purchase Price Adjustment Notice”) providing Buyer’s calculation of (A) the Closing Working Capital Adjustment, if any (the “Actual Working Capital Adjustment”); (B) the amount by which, if any, Closing Working Capital exceeds the Required Target Amount and, in such case, the amount, if any, by which a positive Estimated Working Capital Adjustment is less than a positive Actual Working Capital Adjustment or the amount, if any, by which a negative Estimated Working Capital Adjustment is greater than a negative Actual Working Capital Adjustment or the spread, if any, between a negative Estimated Working Capital Adjustment and a positive Actual Working Capital Adjustment (in each such case, a “Shareholder Working Capital Adjustment”); and (C) the amount by which, if any, Required Target Amount exceeds Closing Working Capital and, in such case, the amount, if any, by which a positive Estimated Working Capital Adjustment is greater than a positive Actual Working Capital Adjustment or the amount, if any, by which a negative Estimated Working Capital Adjustment is less than a negative Actual

Working Capital Adjustment or the spread, if any, between a positive Estimated Working Capital Adjustment and a negative Actual Working Capital Adjustment (in each such case, a “Buyer Working Capital Adjustment”).

(b) Buyer, at the Shareholder Representative’s request, shall allow the Shareholder Representative and his or her representatives reasonable access at all reasonable times to the Surviving Corporation’s and Company’s accountants, personnel, properties, Books and Records, work papers, schedules and calculations relating to (i) the Closing Date Balance Sheet, (ii) the Actual Working Capital Adjustment, and (iii) the Buyer Working Capital Adjustment, if any, or the Shareholder Working Capital Adjustment, if any, for the purpose of reviewing the Buyer Purchase Price Adjustment Notice, the Closing Date Balance Sheet and confirming the accuracy of the preparation and the amounts thereof. Any Buyer Working Capital Adjustment or Shareholder Working Capital Adjustment shall be paid within fifteen (15) Business Days of the Shareholder Representative’s receipt of the Buyer Purchase Price Adjustment Notice, except for any Buyer Working Capital Adjustment or Shareholder Working Capital Adjustment, as the case may be, for which the Shareholder Representative has provided Buyer with a Shareholder Purchase Price Adjustment Objection Notice (as defined below). In the event that the Shareholder Representative provides Buyer with a written notice (a “Shareholder Purchase Price Adjustment Objection Notice”), no later than twenty (20) Business Days after receipt of the Buyer Purchase Price Adjustment Notice, that the Shareholder Representative, on behalf of the Shareholders and Option Holders, in good faith disputes Buyer’s independent accountants’ determination of the Actual Working Capital Adjustment, if any, the Buyer Working Capital Adjustment, if any, or the Shareholder Working Capital Adjustment, if any, determined in accordance with Section 2.10(a), the Shareholder Representative and Buyer shall then meet and negotiate in good faith to resolve such dispute, such negotiation to begin as soon as practicable (but in any case, no later than thirty (30) days) after Buyer’s receipt of the Shareholder Purchase Price Adjustment Objection Notice.

(c) In the event that Buyer and the Shareholder Representative are not able to resolve such dispute within thirty (30) days after the date on which Buyer receives the Shareholder Purchase Price Adjustment Objection Notice, then either the Shareholder Representative or Buyer may refer the issues in dispute to a neutral, mutually acceptable independent accounting firm of national reputation with which no party hereto has had a preexisting relationship for resolution (the “Purchase Price Adjustment Referee”) and, immediately thereafter, shall provide notice of such referral to the other Merger Parties. The decision of such issues by the Purchase Price Adjustment Referee shall be final and binding on all Merger Parties. The Merger Parties shall submit their positions on the dispute to the Purchase Price Adjustment Referee within fifteen (15) days after referral, and shall direct the Purchase Price Adjustment Referee to decide the dispute within thirty (30) days after referral. The Purchase Price Adjustment Referee also shall determine which of the parties was least correct overall with respect to the positions submitted with respect to the dispute, and such party shall pay the fees and expenses of the Purchase Price Adjustment Referee.

(d) On the applicable date referred to in Section 2.10(b) (with regard to payments for which if there is no dispute) or within fifteen (15) Business Days after final determination is made either by mutual agreement of the Buyer and the Shareholder Representative as provided in Section 2.10(b) or by the Purchase Price Adjustment Referee as

provided in Section 2,10(c), (i) Buyer shall pay to the Seller Parties their respective Pro Rata Equity Percentages of the amount of any Shareholder Working Capital Adjustment in favor of the Shareholders, or (ii) there shall be paid to Buyer the amount of any Buyer Working Capital Adjustment in favor of the Buyer, as the case may be. Any such payment or payments shall be hereinafter referred to as the “Purchase Price Adjustment Final Payments”. Any Buyer Working Capital Adjustment in favor of Buyer shall be paid first from the General Escrow Fund in an amount not to exceed Two Million dollars ($2,000,000) in the aggregate, with any remaining Buyer Working Capital Adjustment to be paid by the Seller Parties severally, pro rata, in accordance with their respective Pro Rata Equity Percentages.

(e) Any Purchase Price Adjustment Final Payment shall be made by wire transfer of immediately available funds after its final determination in accordance with this Section 2.10 to account(s) specified by Buyer and the Shareholder Representative, as the case may be, to receive the Purchase Price Adjustment Final Payment; provided, however, that any Purchase Price Adjustment Final Payment due to the Buyer shall be drawn upon the Escrow Account and further provided, that if the amount of any Purchase Price Adjustment Final Payment that is payable by Buyer to the Seller Parties is less than Two Hundred Fifty Thousand dollars ($250,000), such payment may be made by issuing checks written and drawable against immediately available funds, in lieu of wire transfers for such payments.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to the Buyer and Merger Sub to enter into this Agreement, except as specifically disclosed with particularity (which shall include describing relevant facts in reasonable detail in addition to listing applicable items) on the Company Disclosure Schedules with respect to this Article III delivered to Buyer and Merger Sub by the Company concurrently herewith (each schedule of which qualifies only the representations in the correspondingly numbered Section of this Agreement, and together form a part of this Agreement), the Company hereby represents and warrants to Buyer and Merger Sub as provided in this Article III.

Section 3.1 Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of California, and has full corporate power and authority to conduct its business as presently conducted and to own, lease and operate the assets and properties now owned, leased and operated by it. Schedule 3.1(a) lists each jurisdiction where the Company is doing business, and except as provided therein, the Company is duly qualified to do business and is in good standing in each jurisdiction where required, except where the failure to be so qualified or to be in good standing would not have, individually or in the aggregate, a Material Adverse Effect. The Company has no commitments to contribute to the capital of, make loans to, or share losses of, any Person.

(b) Schedule 3.1(b) sets forth for each Subsidiary of the Company (a) its name and jurisdiction of incorporation, (b) the number of shares of authorized capital stock of each class of its capital stock, (c) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, (d) the number of shares of its capital stock held in treasury, and (e) its directors and officers. Each Subsidiary of the Company is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of the Company is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified or to be in good standing would not have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to Buyer correct and complete copies of the charter and bylaws of each Subsidiary of the Company (as amended to date). All of the issued and outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and nonassessable. The Company or one or more of its Subsidiaries hold of record and own beneficially all of the outstanding shares of each Subsidiary of the Company, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Except for the Subsidiaries set forth in Schedule 3.1(b), neither the Company nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

Section 3.2 Authority; No Violation.

(a) This Agreement and the consummation of all of the transactions contemplated hereby, including the Merger, together with the agreements reflected in the Certificate of Approval, have been duly authorized by the board of directors of the Company and by all requisite corporate or other action, and the Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject only to the approval by the Shareholders of the Company in accordance with Section 1201(a) of the California Corporations Code. No corporate proceedings other than shareholder approval on the part of the Company are necessary to approve and authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The board of directors of the Company has adopted, in compliance with the California Corporations Code, a resolution approving and adopting this Agreement and the transactions contemplated hereby, and recommending approval and adoption of this Agreement, the Certificate of Approval and the transactions contemplated hereby by the holders of the Company Common Stock. This Agreement has been duly executed and delivered by the Company, and when executed and delivered by Buyer and Merger Sub, assuming the enforceability of such agreements upon Buyer and Merger Sub, will constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

(b) Except for consents and approvals of, or filings or registrations with, the Federal Trade Commission and the Antitrust Division of the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), the aforementioned approval of the Company Shareholders, and those consents and approvals that are identified in Schedule 3.2(b) (of which those consents denoted with an asterisk are “Required Consents”), the execution and delivery by the Company of this Agreement and the consummation and performance by the Company of the transactions contemplated hereby in the manner herein provided do not and will not (i) require the approval, consent or authorization of, or any filing with or notice to, any foreign, federal, state, local or other governmental agency or body or any party to a Listed Contract (which is not deemed to include the Shareholders of the Company), other than approvals, consents, authorizations, filings or notices which have been obtained, made or given, or (ii) conflict with, or result in an uncured or unwaived breach or violation of any term or provision of, constitute (or give rise to any right to declare) a default under, or cause the acceleration of any payments pursuant to, or otherwise cause any modification, termination, cancellation under or pursuant to, (A) the articles of incorporation or bylaws of the Company, (B) any Listed Contract, including, without limitation Company Debt and Capital Lease Obligations, (C) any governmental license, franchise, permit or other authorization held by the Company, or (D) any law, judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or body applicable to the Company.

Section 3.3 Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock, none of which has been issued, and 50,000,000 shares of common stock, par value $0.005 per share, of which 2,352,438 shares are issued and are outstanding on the date hereof (the “Company Common Stock”). All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and were issued free and clear of any preemptive or similar rights. Except as set forth on Schedule 3.3(a), there are no outstanding arrangements, agreements, or commitments of any kind relating to the issuance, purchase, sale, redemption, repurchase, or transfer of the shares of Company Common Stock (other than this Agreement and outstanding options granted under Company Option Plans). Except as set forth on Schedule 3.3(a) and except for the Voting Agreements, to the Knowledge of the Company, there are no outstanding arrangements, agreements, or commitments of any kind relating to the voting of the Company Common Stock. None of the shares of Company Common Stock was issued in violation of the Securities Act or any other law, rule or regulation. The Company does not own nor is it a party to any agreement pursuant to which it could acquire any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

(b) Except as set forth on Schedule 3.3(b), there are no options, warrants, agreements, convertible or exchangeable securities or other commitments pursuant to which the Company is or may become obligated to issue, sell, transfer, purchase, return or redeem securities of the Company. Schedule 3.3(b) sets forth the number of shares of Company Common Stock reserved for issuance in connection with the exercise of outstanding options granted under the stock option plans described therein (collectively, the “Company Option Plans”). True and complete copies of the Company Option Plans (including the form of stock option agreements hereunder) have been made available to Buyer. All necessary Shareholder approvals for the Company Option Plans have been obtained. Schedule 3.3(b) also sets forth a true, accurate and complete list of any and all outstanding and exercisable options to purchase or acquire shares of Company Common Stock that have been issued, granted or promised to any Person by the Company (or by any current or former officer or director of the Company), whether in writing or orally, and whether under any of the Company Option Plans or otherwise, including the names of the Option Holders, the date of issuance, the exercise price (indicating any split or other adjustment thereto), the number and class of shares issuable upon exercise thereof, the vesting terms, the Company Option Plan or other terms or conditions (whether written or oral) under which such options were issued or granted, whether such options were intended to qualify as incentive stock options or otherwise, and the expiration date(s) thereof. Except as may otherwise be set forth on Schedule 3.3(b), there are no (i) securities of the Company reserved for issuance for any purpose other than those reserved for possible issuance under Company Option Plans, (ii) agreements pursuant to which registration rights in the securities of the Company have been granted, (iii) to the Knowledge of the Company, shareholders’ agreements among Shareholder Parties, whether written or verbal, among any current or former shareholders of the Company or (iv) statutory or contractual preemptive rights, rights of first refusal or similar rights with respect to the capital stock of the Company.

(c) The Company has provided to Buyer, as of the date hereof, a true, accurate and complete list of the Option Holders, the number of shares represented by the Convertible Options held by each, the respective exercise prices thereof. Effective at the Effective Time, there shall be no Option Holders and no Convertible Options shall exist.

(d) Schedule 3.3(d), which shall be delivered to Buyer at least three (3) Business Days prior to Closing shall be a true, accurate and complete list, which separately sets forth with respect to each Option Holder (i) the gross payment amount to which each such Option Holder shall be entitled under the provisions of the Option Payout Agreement by and between such Option Holder and the Company, (ii) the applicable payroll and withholding Taxes to be paid with respect to each such Option Holder (iii) the net amount to be paid with respect to each such Option Holder after withholding of any applicable payroll and withholding Taxes and (iv) the date(s) on which such net payments shall be paid to the Option Holders. Schedule 3.3(d) also shall list the amount of the employers share of applicable payroll and withholding Taxes with respect to the above described payments to the Option holders, which shall be paid by the Company.

Section 3.4 Ownership of Company Common Stock and Convertible Options.

Schedule 3.4 sets forth an accurate, true and complete list of: (i) the names of each record Shareholder and each Option Holder, (ii) the number of shares held of record by each of such Shareholders (exclusive of shares that they may acquire on exercise of Convertible Options), the number of shares that each Option Holder may acquire on exercise of Convertible Options (iii) the Pro Rata Shareholder Interest of each such Shareholder and (iv) the Pro Rata Equity Percentage of each such Shareholder and each Option Holder. Schedule 3.4 also denotes any shares of Company Common Stock held by record Shareholders that are “restricted shares” within the meaning of Code Section 83. The Letter of Transmittal delivered by each Shareholder pursuant to Section 2.7(f)(i) hereof shall contain a representation and warranty by such Shareholder that he or she owns, beneficially and of record, the number of shares of Company Common Stock set forth in his or her Letter of Transmittal and that such shares are free and clear of all Liens, other than restrictions on transfer in compliance with applicable federal or state securities laws (the “Ownership Representation”) and the Option Payout Agreements delivered pursuant to Section 2.8(b) shall contain a representation and warranty by such Option Holder that the number of Convertible Options shown therein as being held by such Option Holder is correct (the “Option Holder Option Representation”).

Section 3.5 Corporate Records.

The Company has provided (i) complete and correct copies of the articles of incorporation and bylaws of the Company, including all amendments thereto and restatements thereof, which organization documents are in full force and effect as of the date hereof, and (ii) true and correct copies of the minute books of the Company that accurately and adequately reflect all action previously taken by the Shareholders, board of directors and committees of the board of directors since January 1, 1987. The stock record books of the Company are true, correct and complete, and accurately reflect all issuances and repurchases effected in the capital stock of the Company through and including the date above. Schedule 3.5 sets forth a complete and accurate list of all current directors and officers of the Company.

Section 3.6 Tax Matters.

(a) The Company has duly and timely filed all Tax Returns required to be filed by the Company on or prior to the Closing Date and all such Tax Returns are accurate, correct and complete. The Company has paid in full all Taxes required to be paid by it or has made adequate provision on the Closing Date Balance Sheet for the payment of all Company Taxes which have been incurred or are due or, to the Company’s Knowledge, claimed to be due from them by any taxing authorities. The provisions for Taxes currently payable on the Company Balance Sheet are at least equal, as of the date thereof, to all unpaid Taxes of the Company, whether or not disputed.

(b) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, Shareholder, or other third party. The Company has not made any payments, is not obligated to make any payments, and is not a party to any contract, agreement or arrangement covering any current or former employee or consultant of the Company that would, separately or in the aggregate, require it to make or give rise to any payments after the closing date that are not fully deductible as a result of the provisions set forth in Section 280G of the Code or the Treasury Regulations thereunder (or any corresponding provisions of state, local or foreign Tax Law) or would result in an excise Tax to the recipient of any such payment under Section 4999 of the Code. The Company is not a party to any nonqualified compensation plan that fails to meet the requirements of Section 409A of the Code or the Treasury Regulations thereunder or is not operated in accordance with such requirements.

(c) Except as set forth on Schedule 3.6(c), (i) the Tax Returns of the Company have been audited by the appropriate authorities or are closed by the applicable statutes of limitations for all taxable periods through August 31, 2002, and any Liabilities of the Company with respect thereto have been fully paid, finally settled or adequately provided for on the Company Balance Sheet, and (ii) there are no disputes pending in respect of, or claims asserted for, Taxes on the Company, nor are there any pending or, to the Company’s Knowledge, threatened, audits or investigations or outstanding matters under discussion with any taxing authorities with respect to the payment of Taxes by the Company, nor has the Company given or been requested by any taxing authority to give any waivers extending the statutory period of limitations applicable to any Tax Return for any Taxes of the Company.

(d) Except as set forth on Schedule 3.6(d), the Company has not (i) requested any extension of time within which to file any Tax Return for the Company, which Tax Return has not since been filed, or (ii) executed any power of attorney, which is currently in effect, with respect to any matter relating to Taxes of the Company.

(e) Neither the Company nor any Shareholders have received any notice of deficiency or assessment from any taxing authority with respect to Liabilities for Taxes of the Company that have not been fully paid or finally settled. Nor has any taxing authority in a jurisdiction where the Company does not file Tax Returns claimed in writing or, to the Company’s knowledge, orally that the Company may be subject to tax in that jurisdiction.

(f) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).

(g) Except as set forth on Schedule 3.6(g), the Company has not made or agreed to make, nor is it required to make any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law) after the Closing Date by reason of a change in accounting method made prior to the Closing Date.

(h) There are no Liens with respect to Taxes (except for Liens for Taxes not yet delinquent) upon any of the properties or assets, personal or mixed, tangible or intangible, of the Company.

(i) The Company is not a party to or bound by any agreement providing for the indemnification, allocation or sharing of Taxes.

(j) The Company has no Liability for the Taxes of any Person (other than the Company) (i) under Treasury Regulations Section 1.1502-6 of the income tax regulations (or any similar provision of State, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(k) The Company is not party to or bound by any closing agreement or offer in compromise with any taxing authority.

(l) Schedule 3.6(l) discloses any foreign jurisdictions in which the Company is subject to Tax.

(m) Except as set forth on Schedule 3.6(m), the Company is not party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for federal income tax purposes.

(n) In the twenty-four (24) months preceding the date of this Agreement, the Company has not: (i) made any distributions, redemptions or other payments in respect of its securities other than regular and normal distributions consistent with the Company’s past practice; or (ii) disposed of any of its assets other than in the ordinary course or business.

(o) The Company has not engaged in a transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a reportable transaction, as set forth in Treasury Regulation § 1.6011-4(b).

(p) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) year prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the transactions contemplated by this Agreement.

(q) Prior to Closing, the Company shall have issued corrected Forms W-2 for the 2005 and 2006 calendar years to all affected employees to correctly report all payments during 2005 and 2006 which were subject to Section 409A of the Code.

Section 3.7 Employee Benefit Plans.

(a) Schedule 3.7(a) lists all Benefit Plans. The Company has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any current employee, director or consultant, or former employee, director or consultant, of the Company. There are no oral Benefit Plans to which the Company is a party.

(b) The Company has delivered or made available the following documents to Buyer with respect to each Benefit Plan: correct and complete copies of the plan documents (including all amendments thereto); the most recent summary plan description or other plan description and all modifications and updates thereto; the most recent IRS determination letter or opinion letter if the Benefit Plan is intended to be qualified under the Code, if any, and all notices that were given by the IRS or the Department of Labor to a Benefit Plan; the five most recent Form 5500 Annual Reports filed with the IRS, actuarial reports, if any, and related financial statements, if any; all related trust agreements, group annuity contract, other insurance contracts and other funding agreements, if any related to each Benefit Plan; all filings with respect to a Benefit Plan under an IRS or Department of Labor correction program; and all self-correction statements with respect to a Benefit Plan under an IRS correction program.

(c) Each Benefit Plan has been maintained, operated and administered in accordance with its terms and all applicable laws. All required reports and descriptions have been filed or distributed timely with respect to each Benefit Plan. The requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and of sections 4980B and 4980D of the Code have been met in all material respects with respect to each Benefit Plan that is a Welfare Plan.

(d) Each Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination is evidenced by a determination letter. Likewise, each trust created thereunder intended to be exempt from federal income tax under Section 501(a) of the Code has been recognized by the IRS as so exempt and is evidenced by a determination letter. No amendment has been made to such Benefit Plan or the trust created thereunder since the date of the Benefit Plan’s most recent determination letter in any respect that would adversely affect the qualification of the Benefit Plan, the exemption of the trust or result in an increase in its costs. Each Benefit Plan intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements in all material respects.

(e) The Company has no ERISA Affiliates which have any employees. Any person, firm or entity that was an ERISA Affiliate in the past is set forth on Schedule 3.7(e) and did not sponsor a plan covered by Title I of ERISA during the period in which it was an ERISA Affiliate.

(f) The Company does not maintain nor has it ever maintained a retirement plan subject to Title IV of ERISA or Section 412 of the Code.

(g) The Company has not maintained, contributed to or otherwise had any obligation with respect to any “Multiemployer Plan” as defined in Section 3(37) of ERISA.

(h) The Company does not have any commitment, intention or understanding to create, terminate or adopt any Benefit Plan that would result in any additional Liability to the Company or the Buyer or any of the Buyer’s subsidiaries, and since the beginning of the current fiscal year of the Company, to the Knowledge of the Company no event has occurred and no condition or circumstance has existed that reasonably would be expected to result in an increase in the benefits under or the expense of maintaining a Benefit Plan from the level of benefits or expense incurred for the most recently completed fiscal year of the Company.

(i) There are no suits, actions, disputes, arbitrations, claims, arbitrations, administrative or other proceedings pending or, to the Knowledge of the Company, threatened or asserted against the Company, any Benefit Plan or the assets thereof, with respect to any Benefit Plan (other than routine claims for benefits); there are no investigations or audits of any Benefit Plan by any Governmental Entity currently pending or threatened; and there have been no such investigations or audits that have been concluded that resulted in any Liability of the Company that has not been fully discharged. There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any Benefit Plan or any fiduciary thereof (other than rules of general applicability).

(j) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in, or is a precondition to, (i) any employee, director or consultant of the Company becoming entitled to deferred compensation, bonus, severance pay or any similar payment, (ii) the acceleration of the time of payment or vesting, or an increase in the amount of, any compensation due to any employee, former employee, director or consultant of the Company, whether or not such payment would be an “excess parachute payment” (within the meaning of Section 280G of the Code), (iii) the renewal or extension of the term of any agreement regarding the compensation of any employee, former employee, director or consultant of the Company. The Company is not obligated to pay and does not owe any additional salary, deferred compensation, bonus, severance or similar payments to any Company employee, other than salary or compensation payable in the ordinary course of business consistent with past practices or as set forth in Schedule 2.7(a).

(k) The Company is not required to maintain or contribute to any Benefit Plan by the law or applicable custom or rule of any jurisdiction outside of the United States.

(l) All contributions required to be made under the terms of any Benefit Plan as of the date of this Agreement have been timely made, including all participant contributions to each Benefit Plan under the requirements of Department of Labor regulations.

(m) Buyer and the Company, as applicable, may terminate any Benefit Plan maintained by the Company or may cease contributions to any such Benefit Plan without incurring any Liability other than (i) a benefit liability accrued in accordance with the terms of such Benefit Plan immediately prior to such termination or ceasing of contributions; or (ii) any expenses attendant to the termination of such Benefit Plan.

(n) The Company does not maintain any Benefit Plan that is a “group health plan”, as defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all respects in substantial compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code and the Company is not subject to any Liability, including without limitation, additional contributions, fines, penalties or loss of tax deduction, as a result of such administration and operation.

(o) The Company does not maintain any nonqualified deferred compensation plan as defined in Section 409A(d)(1) of the Code.

Section 3.8 Broker’s or Finder’s Fees.

Except as disclosed on Schedule 3.8, the Company is not party to any agreement with any agent, broker, investment banker or other Person, or in any way obligated to any agent, broker, investment banker or other Person, for any commissions, fees or expenses, in connection with the origin, negotiation, execution or performance of this Agreement or any of the transactions contemplated herein, including any agent, broker, investment banker or other Person who would have a valid claim for a fee or commission from Buyer or Merger Sub.

Section 3.9 Financial Statements.

Schedule 3.9 includes copies of (a) the balance sheet of the Company as of August 31, 2006, the related statements of income and retained earnings and cash flow, and notes thereto for the 12-month period then ended, audited by the Company’s independent auditors, and (b) the unaudited balance sheet of the Company and related statements of income and retained earnings and cash flow for the six (6)-month period ended March 2, 2007 (together, the “Company Financial Statements”). The Company Financial Statements (i) are complete in all material respects, (ii) have been prepared in accordance with the Accounting Principles, and (ii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and changes in cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries taken as a whole). Except as set forth on Schedule 3.9, the Company Financial Statements do not contain any items of income not earned in the ordinary course of business and do not reflect any material change in Accounting Principles during the period indicated. The Company Balance Sheet reflects all of the material debts, Liabilities and obligations of any nature of the Company, whether due or to become due, as of the date thereof, to the extent such debts, Liabilities and obligations are required to be recorded in the Company Balance Sheet in accordance with the Accounting Principles. Further, except as set forth on Schedule 3.9, there have been no distributions to Shareholders that are not disclosed or reflected on the Company Financial Statements.

Section 3.10 Accounts Receivable.

All accounts receivable, whether billed or unbilled, reflected on the Company Balance Sheet, and all accounts receivable arising subsequent to the Company Balance Sheet Date including those reflected on the Company Balance Sheet; (a) represent bona fide claims of the Company against debtors for products sold and/or services performed; (b) have arisen only in the ordinary course of business, consistent with past practice; (c) are legal, valid and binding obligations of the respective debtors; and (d) are not subject to any defenses, set offs or counterclaims and are fully collectible in the ordinary course, consistent with industry practice.

Section 3.11 Absence of Undisclosed Liabilities.

Except as set forth in Schedule 3.11, neither the Company nor any Subsidiary has any Liabilities or obligations, of any nature, either individually or in the aggregate, whether accrued, absolute, contingent or otherwise, whether matured or non-matured and whether due or to become due, asserted or unasserted, known or unknown and whether or not of a nature that would be required, if known, to be disclosed, reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except those Liabilities, contingencies or obligations:

(a) set forth or specifically reserved against in the Company Balance Sheet;

(b) incurred in the ordinary course of business under Listed Contracts, or

(c) incurred thereafter in the ordinary course of business and consistent with past practices and that are not material in amount, either individually or in the aggregate.

Section 3.12 Existing Condition.

Except as disclosed in Schedule 3.12, since the Company Balance Sheet Date, the business of the Company has been conducted in the ordinary course consistent with past practice and, except as contemplated by this Agreement, the Company has not:

(a) declared, set aside or paid any dividend or made or agreed to make any other distribution or payment in respect of its securities or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or acquire any of its securities;

(b) incurred any Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practice (unless any such Liability exceeds One Hundred Thousand dollars ($100,000) with respect to a Current Government Contract), or discharged or satisfied any Lien other than Permitted Liens or paid any Liabilities in excess of One Hundred Thousand dollars ($100,000) with respect to any Current Government Contract and Fifty Thousand dollars ($50,000) with respect to any other matter, other than in the ordinary course of business consistent with past practice, or failed to pay or discharge when due any Liabilities, other than Liabilities that are being contested in good faith by the Company;

(c) sold, assigned or transferred any of its assets or properties, except in the ordinary course of business consistent with past practice or in the sale or other disposition which does not exceed Fifty Thousand dollars ($50,000) in value;

(d) except in the ordinary course of business consistent with past practice, created, incurred, assumed or guaranteed any indebtedness for money borrowed, or mortgaged, pledged or subjected to any Lien, any of its material assets or properties, other than Liens, if any, for current Taxes not yet due and payable or other Permitted Liens;

(e) made or suffered any material amendment or termination of any Listed Contract, or cancelled, modified or waived any debts or material claims held by it, other than in the ordinary course of business consistent with past practice, or waived any rights of material value;

(f) suffered any damage, destruction or loss, whether or not covered by insurance, (i) that could be reasonably expected to have a Material Adverse Effect on the Company or (ii) of any item carried on its books of account at more than Fifty Thousand dollars ($50,000);

(g) suffered any repeated, recurring or prolonged shortage, cessation or interruption of material supplies or utility services required to conduct its Business and operations;

(h) received notice of or had Knowledge of any actual or threatened labor dispute or trouble, labor organizing effort, strike, or work stoppage;

(i) made any capital expenditure or capital addition or betterment in excess of One Hundred Thousand dollars ($100,000), except in the ordinary course of business consistent with past practice;

(j) except in the ordinary course of business consistent with past practice, (i) increased the salaries or other compensation of, or made any advance (excluding advances for ordinary and necessary business expenses) or loan to, any of its Shareholders, directors, officers or employees, (ii) made any increase in, or any addition to, other benefits to which any of its Shareholders, directors, officers or employees may be entitled, (iii) granted any severance or termination pay to any of its Shareholders, directors, officers or employees, or (iv) entered into any employment, deferred compensation or other similar agreement with (or any amendment to any such existing agreement) any of its Shareholders, directors, officers or employees;

(k) changed any of the accounting principles followed by it or the methods of applying such principles except as required by changes in applicable laws or regulations or applicable accounting pronouncements issued by the Financial Accounting Standards Board;

(l) entered into any transaction that creates a material obligation that will continue to bind the Company after the Effective Time other than as contemplated by this Agreement or in the ordinary course of business consistent with past practice;

(m) issued, or entered into an agreement with an obligation to issue, equity securities of the Company;

(n) failed to use all commercially reasonable efforts to (i) carry on its business in substantially the same manner as it has heretofore been carried on; (ii) maintain its properties and facilities, including those held under leases, in good working order and condition, ordinary wear and tear excepted; (iii) perform all of its obligations under agreements relating to or affecting its assets, properties or rights, or operate, manage or maintain its leased premises in the usual and customary manner for similar properties, or (iv) keep in full force and effect all insurance policies in effect as of the Company Balance Sheet Date;

(o) introduced any new material operation;

(p) committed a breach of any Listed Contract, permit, license or other material right of the Company;

(q) made any Tax election other than in the ordinary course of business and consistent with past practice, changed any Tax election, adopted any Tax accounting method other than in the ordinary course of business and consistent with past practice, changed any Tax accounting method, filed any Tax Return (other than any estimated Tax Returns, payroll Tax Returns, sales Tax Returns or property Tax Returns) or any amendment to a Tax Return, entered into any closing agreement, settled any Tax claim or assessment or consented to any Tax claim or assessment;

(r) authorized, committed or agreed to take any of the actions described in subsections (a) through (q) of this Section 3.12, except as otherwise permitted by this Agreement; or

(s) experienced any event or condition that has had, or is reasonably expected to have, a Material Adverse Effect.

Section 3.13 Title to Properties; Leasehold Interests.

(a) Schedule 3.13(a) sets forth a true and complete list of all real property owned or leased by the Company and all leases related thereto (the “Leases”).

(b) The Company has good, valid and marketable title to all the properties and assets which it purports to own and all of these properties and assets are held free and clear of all Liens except for Permitted Liens or Liens set forth on Schedule 3.13(b). Further, the Company has good and marketable title to all assets set forth on the Company Balance Sheet, except for such assets as have been spent, sold or transferred in the ordinary course of business since the date thereof.

(c) All leases, licenses, permits and authorizations related to the real or personal properties owned or used by the Company and all other instruments, documents and agreements pursuant to which the Company has obtained the right to use any real or personal property are valid and effective in accordance with their respective terms.

Section 3.14 Litigation.

Except as set forth in Schedule 3.14, there is no action, suit, claim, mediation, arbitration, litigation, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority pending or, to the Company’s Knowledge, threatened against the Company or its assets, properties or business, or the transactions contemplated by this Agreement. The Company is not a party to or expressly named as subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority. The Company has no obligation to indemnify any third party for defense, settlement, and/or judgment costs incurred by such third party.

Section 3.15 Compliance with Law.

The Company has complied with each, and is not in violation of any law, ordinance or governmental rule or regulation to which it or its Business, operations, assets or properties are subject, and has not failed to obtain or to adhere to the requirements of any license, permit or authorization necessary to the ownership of its assets and properties or to the conduct of its Business. The Company has not received any written notice to the effect that, or otherwise been advised in writing that, it is not in compliance with any Law and to the Knowledge of the Company no circumstances exist that are likely to result in violations of any Law.

Section 3.16 Insurance.

Schedule 3.16 contains a true, complete and correct list of all policies or binders of insurance held as of the date hereof by or on behalf of the Company relating to its businesses or any of its assets or properties (specifying the insurer, the insured(s), the amount of the coverage, the premiums, the type of insurance, the risks insured, the policy expiration dates, the deductibles, the loss retention amounts and any pending claims thereunder). Each of the policies and binders listed in Schedule 3.16 is in full force and effect and serves to insure the Company in reasonably sufficient amounts against risk usually insured against by similarly situated businesses. Except as set forth in Schedule 3.16, the Company has not submitted any claims under any such insurance policy for which coverage has been denied in whole or in part. The Company has not received any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

Section 3.17 Contracts and Commitments.

(a) Except as listed and described in the Company Disclosure Schedules required under Sections 3.7, 3.13, 3.17 or 3.22 and except as will be terminated upon Closing or as are terminable on less than ninety (90) days’ notice without penalty, the Company is not a party to any written or oral:

(i) agreement, contract or commitment with any present or former Shareholder, director, officer, employee or consultant or for the employment any person, including any consultant;

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(ii) agreement, contract, commitment or arrangement with any labor union or other representative of the Company’s employees;

(iii) agreement, contract or commitment for the future purchase of, or payment for, supplies or products, or for the performance of services by a third party, involving in any one case One Hundred Fifty Thousand dollars ($150,000), or in the case of Government Contract, Five Hundred Thousand dollars ($500,000), or more over any twelve (12)-month period;

(iv) agreement, contract or commitment to sell or supply products or to perform services, involving in any one case One Hundred Fifty Thousand dollars ($150,000), or in the case of Government Contract, Five Hundred Thousand dollars ($500,000), or more;

(v) agreement, contract or commitment not otherwise listed on the Company Disclosure Schedules delivered to Buyer and Merger Sub in connection with this Article III and continuing over a period of more than one year from the date hereof or exceeding One Hundred Fifty Thousand dollars ($150,000), or in the case of Government Contract, Five Hundred Thousand dollars ($500,000), in value;

(vi) representative or sales agency agreement, contract or commitment requiring payments by the Company of more than Fifty Thousand dollars ($50,000) per year;

(vii) Real Property or personal property lease providing for a lease payment in excess of One Hundred Thousand dollars ($100,000) per year under which the Company is either the lessor or lessee;

(viii) note, debenture, bond, conditional sale or equipment trust agreement, letter of credit agreement, loan agreement or other contract or commitment for the borrowing or lending of money (including loans to or from officers, directors, Shareholders, or any members of their immediate families), agreement or arrangement for a line of credit, or guarantee, pledge or undertaking of the indebtedness of any other person;

(ix) agreement, contract or commitment for any charitable or political contribution;

(x) agreement, contract, or commitment for any capital expenditure in excess of One Hundred Thousand dollars ($100,000); or

(xi) agreement, contract or commitment limiting or restraining the Company from engaging or competing in any lines of business with any person.

(b) Except as may be set forth on the Company Disclosure Schedules provided with respect to Section 3.17, each of the agreements, contracts, commitments, leases and other instruments, documents and undertakings listed on Schedule 3.7(a), Schedule 3.13(a) or Schedule 3.17 (a “Listed Contract”) is a valid and binding agreement of the parties thereto and is in full force and effect. The Company is not in violation or breach of or default under any Listed Contract. To the Company’s Knowledge, no other party to any such Listed Contract is in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in a Listed Contract. The Company is not aware of any intent by any party to any Listed Contract to terminate or amend the terms thereof or to refuse to renew any such Listed Contract upon the expiration of its term. Except for those Listed Contracts denoted with a plus sign (+) and set forth on Schedule 3.17, no Listed Contract requires the consent of any other contracting party to prevent a breach of, or default under, or a termination, change in terms or conditions or modification of, any Listed Contract as a result of the consummation of the transactions contemplated hereby.

Section 3.18 Environmental Matters.

(a) Each of the Company, its Subsidiaries, and their respective predecessors and Affiliates have complied and are in compliance with all Environmental, Health, and Safety Requirements.

(b) Without limiting the generality of the foregoing, each of the Company, its Subsidiaries, and their respective Affiliates have obtained and materially complied with, and are in material compliance with, all permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business; and a list of all such permits, licenses and other authorizations is set forth on Schedule 3.18(b).

(c) Neither the Company, nor any of its Subsidiaries, nor their respective predecessors or Affiliates has received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any Liabilities, including any investigatory, remedial or corrective obligations, relating to any of them or their facilities arising under Environmental, Health, and Safety Requirements.

(d) To the Knowledge of the Company, none of the following exists at any property or facility owned or operated by the Company or its Subsidiaries: (1) underground storage tanks, (2) asbestos-containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

(e) Neither the Company, nor any of its Subsidiaries, nor their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) so as to give rise to any current or future Liabilities, including any Liability for fines, penalties, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney’s fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health, and Safety Requirements.

(f) Neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health, and Safety Requirements.

(g) Neither the Company, nor any of its Subsidiaries, nor their respective predecessors or Affiliates has designed, manufactured, sold, marketed, installed, or distributed products or other items containing asbestos and none of such entities is or to the Company’s Knowledge will become subject to any asbestos liabilities.

(h) Neither the Company, nor any of its Subsidiaries, nor their respective predecessors or Affiliates has assumed, or otherwise become subject to, any Liability, including without limitation any obligation for corrective or remedial action, of any other Person relating to Environmental, Health, and Safety Requirements.

(i) To the Knowledge of the Company, no facts, events or conditions relating to the past or present facilities, properties or operations of the Company, its Subsidiaries, or their respective predecessors or Affiliates will prevent, hinder or limit continued compliance with Environmental, Health, and Safety Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental, Health, and Safety Requirements, or give rise to any other Liabilities pursuant to Environmental, Health, and Safety Requirements, including without limitation any relating to on-site or off-site releases or threatened releases of Hazardous Materials, substances or wastes, personal injury, property damage or natural resources damage.

(j) The Company and its Subsidiaries have furnished to Buyer all environmental audits, reports and other material environmental documents relating to the Company’s, its Subsidiaries’, or their respective predecessors’ or Affiliates’ past or current properties, facilities, or operations that are in their possession or under their reasonable control.

Section 3.19 Intellectual Property.

(a) The Company owns, or possesses valid written licenses to use, all Intellectual Property that is used in the Business of the Company and that is necessary for the conduct of its Business.

(b) Schedule 3.19(b) lists all of the Intellectual Property owned by the Company that is necessary for the operation of the Business as currently conducted and that has been registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office or such other government entities as are indicated in Schedule 3.19(b) (“Company Intellectual Property”). Unless otherwise indicated in such Schedule 3.19(b), the Company owns the entire right, title and interest in and to the Company Intellectual Property (including the exclusive right to use and license the same), free and clear of any and all liens, encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature. Except as may be set forth in Schedule 3.19(b), no current or former officer, director or employee of the Company has any right, license, claim or interest whatsoever in or with respect to any of the Company Intellectual Property and to the Company’s Knowledge, no Person is infringing upon any of the Company Intellectual Property.

(c) There is no pending or, to the Knowledge of the Company, threatened, claim or notice (whether written, oral or otherwise) against the Company or, to the Knowledge of the Company against the licensors of Intellectual Property owned by third parties that is licensed to the Company (“Licensed Intellectual Property”), asserting that any Company Intellectual Property or Licensed Intellectual Property, or the Company’s use thereof, infringes or violates the rights of third parties or suggesting that any other person has any claim of legal or beneficial ownership with respect thereto, nor to the Knowledge of the Company is there a reasonable basis for any claim that the Company does not so own or have proper license to make use of the Licensed Intellectual Property.

(d) Schedule 3.19(d) sets forth a complete and accurate list of all agreements granting to the Company any right under or with respect to any Licensed Intellectual Property that is material to the conduct of the Business other than standard desktop software applications used generally in the Company’s operations and that are subject to a license fee of no more than Fifty Thousand dollars ($50,000) pursuant to “shrink wrap” or “click through” licenses (collectively, the “Inbound License Agreements”), indicating for each the title and the parties thereto. Schedule 3.19(d) also sets forth a complete and accurate list of the amount of any future royalty, license fee or other payments that are payable by the Company or which it is obligated to pay under each such Inbound License Agreements by reason of the use or exploitation of the Licensed Intellectual Property licensed thereunder. The Company has no reason to believe that the rights licensed under each Inbound License Agreement shall not be exercisable by the Company on and after the Closing Date to the same extent as by the Company prior to the Closing Date. No loss or expiration of any material Intellectual Property licensed to the Company under any Inbound License Agreement is pending or to the Knowledge of the Company threatened. Except as set forth in Schedule 3.19(d), no licensor under any Inbound License Agreement has any ownership or exclusive license rights in or with respect to any improvements made by the Company to the Intellectual Property licensed thereunder. Schedule 3.19(d) sets forth a complete and accurate list of all license agreements that are material to the Company or its business under which the Company grants any rights under any Intellectual Property, excluding the terms of use applicable to users of any of the websites of the Company.

(e) The Company has taken reasonable steps in accordance with standard industry practices to protect their respective rights in the Intellectual Property owned or purported to be owned by the Company and maintains the confidentiality of all of the trade secrets of the Company. Without limiting the foregoing, the Company has and does enforce a policy requiring each of the employees, consultants and contractors who have access to any confidential information or trade secrets to enter into proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (which have previously been provided to Buyer) and all current and former employees, consultants and contractors of the Company have executed such an agreement. Except as may be set forth in Schedule 3.19(e), the Company has not disclosed, nor is the Company under any contractual or other obligation to disclose, to another person any of its material trade secrets, except on a “need to know” basis and pursuant to an enforceable confidentiality agreement or undertaking, and no person has materially breached any such agreement or undertaking.

(f) Except as set forth in Schedule 3.19(f): (i) the Company has not taken any action or, to its Knowledge, failed to take any action (including the manner in which it has conducted the Business, or used or enforced, or failed to use or enforce, any of the Company Intellectual Property) that would result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the material Company Intellectual Property (including, with respect to the patents owned by the Company, failing to disclose any known material prior art in connection with the prosecution of patent applications), and (ii) all of the Company’s material Intellectual Property has been registered or obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements (including, in the case of registered marks of the Company, the timely post-registration filing of affidavits of use and incontestability and renewal applications). The Company has timely paid all filing, examination, issuance, post registration and maintenance fees, and annuities required with respect to any of the Company’s material Intellectual Property.

Section 3.20 No Third Party Options.

Except as set forth in Schedule 3.20, there are no existing agreements, options, commitments or rights with, to or in any person to acquire any of the Company’s assets or properties or any interest therein, except for this Agreement and those contracts entered into and purchase orders received in the ordinary course of business consistent with past practice for the sale of the Company’s products or services.

Section 3.21 Governmental Authorizations.

The governmental consents, if any, listed on Schedule 3.21 constitute all Authorizations necessary for the conduct of any material aspect of the Business of the Company as of the date of this Agreement, and each such Authorization is in full force and effect.

Section 3.22 Government Contract Regulatory Matters.

(a) Government Contracts and Bids. Schedule 3.22(a) lists all: (i) Government Contracts the period of performance of which has not yet expired or terminated and for which final payment has not yet been received and there is a reasonable likelihood of payment or financial liability greater than Five Hundred Thousand dollars ($500,000) thereunder (the “Current Government Contracts”); (ii) quotations, bids and proposals for awards of new Government Contracts made by the Company for which no award has been made and for which the Company believes there is a reasonable prospect that such an award to the Company may yet be made (the “Current Government Contract Bids”); and (iii) Current Government Contracts pursuant to which the Company is now experiencing or is reasonably likely to experience cost, schedule, technical or quality problems that could result in claims against the Company (or its successors in interest) in the amount of Five Hundred Thousand dollars ($500,000) or more by a Governmental Entity, a prime contractor or a higher-tier subcontractor. With respect to each Current Government Contract, Schedule 3.22(a) accurately lists (A) the contract number; (B) the award date and (C) the contract end date. With respect to each such Current Government Contract Bid, Schedule 3.22(a) accurately lists: (A) the request for proposal (RFP) number, (B) the date of submission of the Current Government Contract Bid; (C) the expected award date, if known; (D) the estimated period of performance; and (E) the estimated value based on the proposal, if any. The Company has made available to Buyer true and complete copies of all Current Government Contracts and of all Current Government Contract Bids, including any and all amendments and other modifications thereto and has provided access to Buyer to true and correct copies of all documentation related thereto requested by Buyer, except where the Company is precluded from doing so under applicable Government security restrictions, if any. Except as described in Schedule 3.22(a), all of the Current Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect. Except as set forth in Schedule 3.22(a), the Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are not, as of the date of this Agreement, the subject of bid or award protest proceedings, and, to the Company’s Knowledge, no such Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are reasonably likely to become the subject of bid or award protest proceedings and no Person has notified the Company in writing that any Governmental Entity, prime contractor or higher-tier subcontractor under a Government Contract intends to seek the Company’s agreement to lower rates under any of the Government Contracts.

(b) Compliance with Contract Requirements. Except as set forth in Schedule 3.22(b) and except for any instances of non-compliance or inaccuracies in any of the representations, certifications and warranties referenced in clause (iii) below, that would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company has fully complied with all terms and conditions of each Government Contract and Current Government Contract Bid to which it is a party, and has performed in all respects all obligations required to be performed by it thereunder; (ii) the Company has complied with all statutory and regulatory requirements, including without limitation the Armed Services Procurement Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulation, any applicable agency specific acquisition regulation and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Current Government Contracts and the Current Government Contract Bids; (iii) the representations, certifications and warranties made by the Company with respect to the Government Contracts or Current Government Contract Bids were accurate in all material respects as of their effective dates and the Company has complied with all such certifications. Except as set forth in Schedule 3.22(b), the Company has not received in writing a substantially adverse or negative government past performance evaluation or rating for the past five (5) years.

(c) Notice of Non-Compliance. Except as set forth in Schedule 3.22(c), with respect to the Current Government Contracts, no Governmental Entity, prime contractor or higher-tier subcontractor under a Government Contract or any other person has notified the Company, in writing, of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification, that have not heretofore been resolved, including, without limitation, the Procurement Integrity Act, the Service Contract Act, the Trade Agreement Act and the Buy American Act, where such violation or breach, either individually or in the aggregate, is expected to have a Material Adverse Effect on the Company.

(d) No Preferential Status Awards. To the Knowledge of the Company, except as set forth in Schedule 3.22(d), no Current Government Contract of the Company under which the payments to the Company exceed or are reasonably expected to exceed Five Hundred Thousand dollars ($500,000) or none of the Current Government Contract Bids were solicited and awarded based on the Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Each representation and/or certification made by Company that it was a small business concern and/or was qualified for other preferential status in each of such Current Government Contracts or Current Government Contract Bids was current and accurate as of its effective date.

(e) Charge Codes. Schedule 3.22(e) lists the Company’s current project charge codes, and with respect to each such charge code, Schedule 3.22(e) accurately lists: (A) the customer’s contract number corresponding to the charge code; (B) the corresponding project name; (C) the end date; (D) inception to December 31, 2006 funding.

(f) False Claims, Defective Pricing and Requests for Pricing Reductions. The Company has taken no action and is not party to any litigation that could reasonably be expected to give rise to (i) liability under the False Claims Act, (ii) a claim for price adjustment under the Truth in Negotiations Act, or (iii) any other request for a reduction in the price of any Government Contracts.

(g) Termination for Default or Convenience. Except as described in Schedule 3.22(g), (i) the Company has not received any written or, to the Company’s Knowledge, oral show cause, cure, deficiency, default or similar written notice relating to the Current Government Contracts; (ii) no termination for default, and no written cure notice or show cause notice has been issued or, to the Knowledge of the Company, threatened, and remains unresolved with respect to any Government Contract or Current Government Contract Bid and, to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for such action; (iii) no past performance evaluation received by the Company in writing with respect to any such Government Contract has set forth a default or other failure to perform thereunder or termination or default thereof that is unresolved; (iv) there has not been any material withholding or setoff under any Current Government Contract; and (v) none of the execution, delivery or performance of this Agreement and the Certificate of Approval does or will conflict with or result in a breach of or default under any Government Contract or cause a termination of any Government Contract due to loss of preferential status. The Company has not received any written notice terminating any of the Current Government Contracts for convenience or indicating an intent to terminate any of the Current Government Contracts for convenience.

(h) Disputes and Claims. Except as set forth on Schedule 3.22(h), Company has not received any written notice of any outstanding claims or contract disputes to which Company is a party (i) relating to the Government Contracts or Current Government Contract Bids and involving either a Governmental Entity, any prime contractor, any higher-tier subcontractor, vendor or any third party; or (ii) relating to the Government Contracts under the Contract Disputes Act or any other applicable federal statute.

(i) Suspension and Debarment. Except as set forth in Schedule 3.22(i), none of the Company, any Company Affiliate, or any of Company’s current managers, directors, officers or employees, in connection with the performance of the duties for or on behalf of Company or a Company Affiliate, has been debarred, suspended, proposed in writing for suspension or debarment from bidding on any Government Contract, declared in writing to be nonresponsible or ineligible, or otherwise excluded from participation in the award of any Government Contract or for any reason been listed on the List of Parties Excluded from Federal Procurement and Non-procurement Programs. Within the last four (4) years, no debarment, suspension or exclusion proceeding has been initiated against Company, any Company Affiliate or any of their respective directors, officers or employees in connection with the performance of the duties for or on behalf of Company or any Company Affiliate. To the Company’s Knowledge, no circumstances exist that would warrant the institution of suspension or debarment proceedings against Company, any Company Affiliate or any of their respective managers, directors, officers or employees in connection with the performance of the duties for or on behalf of Company or any Company Affiliate.

(j) Responsibility Determinations. No negative determination of responsibility has been issued against the Company during the past five (5) years with respect to any quotation, bid or proposal for a Government Contract.

(k) Audits, Investigations and Enforcement Actions. Except as described in Schedule 3.22(k), and except in the ordinary course of business, in the past five (5) years, (i) the Company has not received written notice of, or undergone and is not currently undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts, (ii) the Company has not received written notice of, and Company has not undergone any investigation or review relating to any Government Contract; (iii) no such audit, review, inspection, investigation or survey or examination of records is pending or, to the Company’s Knowledge, threatened; (iv) the Company has not received any official notice in writing that it is or was being specifically audited or investigated by the General Accounting Office, the Defense Contract Audit Agency of the United States Government (the “DCAA”), any state or federal agency Inspector General, the contracting officer with respect to any Government Contract, or the Department of Justice (including any United States Attorney) that remains unresolved; and (v) Company has not received any written notice or otherwise become aware that any audit, review, inspection, investigation, survey or examination of records described in Schedule 3.22(k), has revealed any fact, occurrence or practice which is reasonably be expected to have a Material Adverse Effect on the Company.

(l) Internal Investigations. The Company has not made any disclosure in writing to any Governmental Entity or other customer or prime contractor or higher-tier subcontractor related to any suspected, alleged or possible violation of a contract requirement by the Company or any of its directors, officers or employees, any apparent or alleged irregularity, misstatement or omission that remains unresolved relating to any Government Contract or Current Government Contract Bid, or any violation of Law or regulation applicable to any Government Contract or Current Government Contract Bid.

(m) No Violations. Except as set forth in Schedule 3.22(m), neither the Company nor any Company Affiliate has engaged in or been charged with, or received or been advised in writing of any charge, investigation, claim or assertion of, nor has Company or any Company Affiliate, or any of their respective directors, officers or employees in their capacities as such, been subject of any criminal indictment or information, lawsuit, subpoena, civil investigative demand, discovery request, administrative proceeding, voluntary disclosure, claim, dispute, mediation or arbitration, by any Governmental Entity, that is currently pending or remains unresolved with regard to, any material violation of any requirement pertaining to a Current Government Contract or Current Government Contract Bid, including material violations of any statutory or regulatory requirements or violations of any Laws relating thereto.

(n) No Litigation. Except as set forth in Schedule 3.22(n), in the past five (5) years, the Company has not taken any action and is not a party to any litigation that is reasonably expected to give rise to (i) liability under the False Claims Act; (ii) a claim for price adjustment under the Truth in Negotiations Act; or (iii) any other request for a reduction in the price of any Government Contract, including but not limited to claims based on actual or alleged defective pricing. To the Knowledge of the Company there exists no basis for a claim that the Company has any material liability by any Governmental Entity as a result of defective cost and pricing data submitted to any Governmental Entity. Company is not participating in any pending claim and, to the Knowledge of the Company no potential claim exists under the Contract Disputes Act against the United States Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Current Government Contract Bid.

(o) DCAA-Approved Rates. To the Knowledge of the Company, all indirect and Indirect Cost rates for Current Government Contracts are being billed consistent with the Company’s provisional rate submissions submitted to DCAA annually.

(p) National Security Obligations. Company is in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof.

(q) No Events or Omissions. Except as set forth on Schedule 3.22(q), to the Knowledge of the Company, there are no events or omissions that are reasonably expected to result in (i) a claim against Company by a Governmental Entity or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Current Government Contract Bid; or (ii) a dispute between Company and a Governmental Entity or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Current Government Contract Bid.

(r) Losses and Cost Overruns; No Improper Payments. Except as set forth on Schedule 3.22(r), no Current Government Contract has incurred or is incurring losses or cost overruns in an amount exceeding Fifty Thousand dollars ($50,000). No payment has been made by Company or by a Person acting on Company’s behalf, to any Person (other than to any bona fide employee or agent of Company, as defined in subpart 3.4 of the Federal Acquisition Regulation) which is or was improperly contingent upon the award of any Current Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Laws.

(s) No Assignment of Contracts. Except as set forth on Schedule 3.22(s), in the past five (5) years, the Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto, whether a security interest or otherwise.

(t) No Claims Under Warranties and Guarantees. Company represents that, except as may be set forth in Schedule 3.22(t), (i) no written claims, or claims threatened in writing, exist against Company with respect to express warranties and guarantees contained in any Current Government Contracts on products or services provided by the Company; (ii) no such claims have been made against Company which are unresolved; (iii) no amendment has been made to any written warranty or guarantee contained in any Current Government Contract that would reasonably be expected to result in a Material Adverse Effect on the Company; and (iv) the Company has not taken any action which is reasonably expected to give any Person a right to make a material claim under any written warranty or guarantee contained in any Government Contract.

(u) Facility Security Clearances. Except to the extent prohibited by applicable Law, Schedule 3.22(u) sets forth all facility security clearances held by Company.

(v) No Violation of Revolving Door and Similar Restrictions. Neither the Company nor any of the employees, officers or agents of Company have violated any legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of a state, local or federal government (regardless of the branch of government), including (not limited to) the so-called “revolving door” restrictions set forth at 18 U.S.C. § 207.

(w) No Violation of the FCPA. Neither the Company nor any of the employees, officers or agents of the Company have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1, -2.

(x) Costs Allowable. All costs (both Direct Costs and Indirect Costs) that have been charged to the Company pursuant to any existing subcontract agreements shall be allowable in accordance with applicable cost accounting standards. No incurred Direct Costs and/or Indirect Costs shall be disallowed for any period of time prior to the Closing Date in excess of One Hundred Thousand dollars ($100,000). All Company costs (both Direct Costs and/or Indirect Costs) that have been, prior to Closing, charged to any Government Contract shall be allowable in accordance with applicable cost accounting standards (except for costs properly charged to a reserve account appearing on the Company Balance Sheet).

(y) Security Clearance. To the best of the Company’s Knowledge, there are no known issues with the Defense Security Service and any other Governmental Entity responsible for the maintenance of the Company’s security clearances.

Section 3.23 Condition and Sufficiency of Assets.

The property and equipment of the Company are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, and none of such property or equipment is in need of maintenance or repairs, except for ordinary, routine or scheduled maintenance and repairs that are not material in nature or cost. The property and equipment of the Company are sufficient for the continued conduct of the Company’s Business after the Closing in substantially the same manner as conducted prior to Closing.

Section 3.24 Inventory.

All inventory of the Company, whether or not reflected in the Company Balance Sheet consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Company Balance Sheet or on the accounting records of the Company as of the Closing Date, as the case may be. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in relation to the present circumstances of the Company or the requirements of its business.

Section 3.25 Labor Relations; Employees; Consultants.

(a) The Company is not a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Company and except as disclosed on Schedule 3.25(a), nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred nor been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Except as set forth in Schedule 3.25(a), Company is in material compliance with all Laws relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions and to the Company’s Knowledge has been in compliance with these Laws since inception. Schedule 3.25(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between Company and Persons employed by or providing services to Company.

(b) Schedule 3.25(b)(i) contains a complete and accurate list of the following information for each director of the Company and each employee of the Company whose current annual cash compensation exceeds One Hundred Fifty Thousand dollars ($150,000), including each such employee on leave of absence or layoff status: name; job title; current compensation paid or payable (including any bonus, deferred compensation, severance or similar compensation payable) and any change in compensation since August 31, 2006, except for changes in such benefits implemented in the ordinary course of business and consistent with past practices. To the Knowledge of the Company, no employee or director of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition or proprietary rights agreement, between such employee or director and any other Person that in any way adversely affects or will adversely affect (i) the performance of his or her duties as an employee or director of the Surviving Corporation, or (ii) the ability of the Surviving Corporation to conduct its business as it was conducted by the Company prior to the Closing Date. To the Company’s Knowledge, no Officer other than the Person(s) listed in Schedule 3.25(b)(i), intends to terminate his employment with the Surviving Corporation. None of the Company’s employees is a party to an oral or written employment agreement or contract with the Company and each is employed “at will.”

(c) Schedule 3.25(c) contains a list of all independent contractors (excluding subcontractors) currently engaged by the Company, along with the position, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 3.25(c), no independent contractor is a party to a written agreement or contract with Company. For the purposes of applicable Law, including without limitation the Code, all independent contractors who are, or during the past five (5) years have been, engaged by Company are bona fide independent contractors and not employees of Company. Except as noted on Schedule 3.25(c), each independent contractor’s engagement is terminable upon no more than thirty (30) days notice, without any obligation to pay severance or a termination fee.

Section 3.26 Bank Accounts.

Schedule 3.26 contains a true, correct and complete list of all bank accounts maintained by the Company, including each account number and the name and address of each bank and the name of each person who has signature power with respect to each such account.

Section 3.27 Certain Payments.

None of the Company or any director, officer, agent or employee of the Company, or to the Company’s Knowledge, any other Person associated with or acting for or on behalf of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any Affiliate of the Company or (iv) in violation of Law, (b) established or maintained any fund or asset that has not been recorded in the Books and Records of the Company.

Section 3.28 Letters of Intent.

The Company is not bound by a provision of any letter of intent regarding a business combination between the Company and any other party (other than Buyer) that (a) limits the freedom of the Company, the Surviving Corporation or Buyer to engage in a line of business or to compete with any third party or (b) requires the payment of any fee, commission or other payment by the Company or any other party whether as a result of this Agreement and the transactions contemplated hereby or otherwise (other than an obligation of the Company or any other party to pay its own fees and expenses, and the fees and expenses of any brokers engaged by the Company or such party, in connection with such letter of intent).

Section 3.29 Disclosure.

None of the representations and warranties set forth in this Article III (or the Schedules attached hereto) (i) contains any untrue statement of a material fact or (ii) omits to state a material fact required to be stated therein or necessary in order to make the statements contained in such representation or warranty, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS OF BUYER AND MERGER SUB

As a material inducement to the Company and the Shareholders to enter into this Agreement, except as specifically disclosed on the Buyer Disclosure Schedules with respect to this Article IV delivered to Company and the Shareholder Representative by the Buyer and Merger Sub concurrently herewith (each schedule of which qualifies only the representation in the correspondingly numbered Section of this Agreement, and together form a part of this Agreement), Buyer and Merger Sub, jointly and severally, hereby represent and warrant to the Company and the Shareholders as provided in this Article IV.

Section 4.1 Organization and Good Standing.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and each of them has all requisite corporate power and authority to conduct its business as presently conducted, and to own, lease and operate the assets and properties now owned, leased and operated by it. Each of Buyer and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified could reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub or otherwise impair or affect the validity of this Agreement or prevent the consummation of the transactions contemplated hereby.

Section 4.2 Corporate Authority; No Violation.

(a) This Agreement and the consummation of all of the transactions contemplated hereby, including the Merger, have been duly authorized by the respective boards of directors of each of Buyer and Merger Sub and by all requisite corporate, shareholder or other action, and each of Buyer and Merger Sub has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by each of Buyer and Merger Sub, and when executed and delivered by the Company, assuming the enforceability of such agreements upon the Company, will constitute valid and binding obligations of Buyer and Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

(b) Except for consents and approvals of, or filings or registrations with, the Federal Trade Commission and the Antitrust Division of the United States Department of Justice pursuant to the HSR Act and the filing of the Certificate of Approval pursuant to the California Corporations Code, the execution and delivery by Buyer and Merger Sub of this Agreement and the consummation and performance by each of them of the transactions contemplated hereby in the manner herein provided does not and will not (i) require the approval, consent or authorization of, or any filing with or notice to, any foreign, federal, state, local or other governmental agency or body or any other third party, other than (A) approvals, consents, authorizations, filings or notices of a character such that a failure to obtain, file or give them could not reasonably be expected to have a Material Adverse Effect on Buyer or otherwise impair or affect the validity of this Agreement or prevent the consummation of the transactions contemplated hereby and (B) approvals, consents, authorizations, filings or notices which have been obtained, made or given, or (ii) conflict with, or result in an uncured or unwaived breach or violation of any term or provision of, constitute a default under, or cause the acceleration of any payments pursuant to (A) the articles of incorporation or bylaws of Buyer or Merger Sub, (B) any indenture, mortgage, deed of trust, lease, note or note agreement or any other agreement or instrument to which Buyer or Merger Sub is a party or by which either of them or any of their respective assets or properties is bound, (C) any governmental license, franchise, permit or other authorization held by Buyer or Merger Sub, or (D) any law, judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or body applicable to the Buyer or Merger Sub, in each case set out in this clause (ii) the conflict, breach or violation of which could reasonably be expected to have a Material Adverse Effect on Buyer or otherwise impair or affect the validity of this Agreement or prevent the consummation of the transactions contemplated hereby.

Section 4.3 Compliance with Laws.

Each of Buyer and Merger Sub have complied with each, and is not in violation of any law, ordinance or governmental rule or regulation to which it or its business, operations, assets or properties are subject, and has not failed to obtain or to adhere to the requirements of any license, permit or authorization necessary to the ownership of its assets and properties or to the conduct of its business, which noncompliance, violation or failure to obtain or adhere could reasonably be expected to have a Material Adverse Effect on Buyer or otherwise impair or affect the validity of this Agreement or prevent the consummation of the transactions contemplated hereby.

Section 4.4 Litigation.

There is no action, suit, claim, mediation, arbitration, litigation, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority pending or, to the Buyer’s or Merger Sub’s knowledge, threatened, against Buyer or Merger Sub or their respective assets, properties or business, or the transactions contemplated by this Agreement, which, if adversely decided, could reasonably be expected to prevent the Buyer from consummating the transaction contemplated hereby. Neither Buyer nor Merger Sub is a party to or expressly named as subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority that could reasonably be expected to have a Material Adverse Effect on Buyer or otherwise impair or affect the validity of this Agreement or prevent the consummation of the transactions contemplated hereby.

Section 4.5 Finders; Brokers.

Neither Buyer nor Merger Sub is a party to any agreement with any agent, broker, investment banker or other Person, or in any way obligated to any agent, broker, investment banker or other Person, for any commissions, fees or expenses, in connection with the origin, negotiation, execution or performance of this Agreement or any of the transactions contemplated herein, including any agent, broker, investment banker or other Person who would have a valid claim for a fee or commission from the Shareholders or the Company.

Section 4.6 Merger Sub.

(a) Merger Sub was formed solely for the purpose of the Merger and engaging in the transactions contemplated hereby.

(b) As of the date of this Agreement and the Effective Time, all of the capital stock of Merger Sub is and will be directly owned by Buyer. There are not as of the date of this Agreement and there will not be at the Effective Time any outstanding or authorized options, warrants, calls, rights, commitments or any other agreements of any character to which Merger Sub is a party, or may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of capital stock of Merger Sub.

(c) As of the date hereof and the Effective Time, except for obligations or Liabilities incurred in connection with its incorporation or organization and the transactions contemplated hereby and activities, agreements or arrangements in connection with the transactions contemplated hereby, Merger Sub has not and will not have (i) incurred, directly or indirectly, any obligations or Liabilities, (ii) engaged in any business or activities of any type or kind whatsoever or (iii) entered into any agreements or arrangements with any Person.

Section 4.7 Financing.

At Closing, Buyer will have sufficient funds to consummate the transactions contemplated by this Agreement, and Buyer will have obtained all consents and amendments to agreements related to any material amount of indebtedness for borrowed money required to ensure that consummation of the transactions contemplated by this Agreement does not and will not result in a conflict, breach or event of default thereunder or shall have repaid all obligations thereunder and terminated such agreements. Notwithstanding any other provision of this Agreement to the contrary, there is no financing contingency to the closing of the Merger.

Section 4.8 Purchase for Investment.

Buyer is acquiring the shares of Company Common Stock for investment only, and not with a view toward or for sale in connection with any distribution thereof or with any present intention of distributing or selling any of such shares.

ARTICLE V

CERTAIN AGREEMENTS; COVENANTS

Section 5.1 Shareholder Meeting; Approval and Notice.

(a) The Company, acting through its board of directors, shall, in accordance with applicable Law:

(i) duly call and give notice of a special meeting of the holders of Company Common Stock for the purpose of considering and taking action upon this Agreement (the “Special Meeting”), and convene and hold the Special Meeting as soon as practicable (but in any case, no later than forty-five (45) days after the date of this Agreement) (the “Meeting Date”);

(ii) prepare and distribute a proxy statement to solicit the proxies of Shareholders of the Company for purposes of the Special Meeting (the “Proxy Statement”) and shall provide Buyer and its legal counsel a reasonable opportunity to review and comment upon such Proxy Statement prior to its distribution;

(iii) recommend to the Shareholders of the Company the adoption of this Agreement and the Merger and shall include such recommendation in the Proxy Statement; and

(iv) ensure that all information included in the Proxy Statement and any other materials distributed by the Company to the holders of Company Common Stock in connection with the Special Meeting or this Agreement (other than the information regarding Buyer and Merger Sub specifically supplied by Buyer in writing for inclusion in such materials) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated in such materials or necessary in order to make the statements in such materials, in light of the circumstances under which they were made, not misleading.

(b) The Company shall provide notice of the approval of this Agreement and the Merger to all Shareholders to whom such notice is required to be given in accordance with all applicable provisions of the California Corporations Code.

Section 5.2 Conduct of the Business.

From the date of this Agreement until the Closing Date, except as otherwise contemplated by this Agreement or disclosed in the Company Disclosure Schedules delivered to Buyer and Merger Sub in connection with Article III or this Article V, the Company shall conduct its business and operations in the ordinary course consistent with past practice and shall use its best efforts to preserve the business organization of the Company intact, to preserve the good will of vendors, customers, independent contractors and others with whom business relationships exist and to keep available the services of the present officers of the Company and the services of its employees. Without limiting the generality of the foregoing, except as may be required by applicable law or as otherwise contemplated by this Agreement or as set forth in Schedule 5.2, from the date of this Agreement until the Closing Date, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will not:

(a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any additional shares of its capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, except for the issuance of shares of Company Common Stock reserved for issuance on the date hereof pursuant to the exercise of currently outstanding options to purchase Company Common Stock, or (ii) any other securities in respect of, in lieu of, or in substitution for, shares outstanding on the date hereof;

(b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities or authorize or pay any dividends or other distributions on such securities other than pursuant to the exercise of any Company repurchase rights with respect to unvested or restricted shares held by individuals who may fail to meet the vesting conditions applicable thereto;

(c) split, combine, subdivide or reclassify any shares of its capital stock;

(d) except as provided in Section 5.15 or in Schedule 5.2(d), (i) grant any increases in the compensation of any of its directors, officers or employees, except in the ordinary course of business consistent with past practice, (ii) pay or agree to pay any pension, life insurance, retirement allowance or other employee benefit not required or contemplated by any of the existing Benefit Plans, as in effect on the date hereof, to any director, officer or employee, whether past or present, (iii) prepay or pay any premiums with regard to any such existing pension, life insurance, retirement allowance or other employee benefits, so that the benefits thereunder shall extend beyond the Closing Date, except in the ordinary course of business consistent with past practice, (iv) enter into any new or materially amend any existing employment agreement with any director or Officer, (v) terminate the employment of any of its officers or key employees, except in the ordinary course of business consistent with past practices, (vi) enter into any new or materially amend any existing severance agreement with any director or Officer, (vii) except as may be required to comply with applicable law or as otherwise contemplated by this Agreement, become obligated under any new Welfare Plan, Multiemployer Plan, Benefit Plan, severance plan or arrangement that was not in existence on the date hereof or amend any Welfare Plan, Multiemployer Plan, Benefit Plan, severance plan or arrangement in existence on the date hereof if the effect thereof would be to enhance benefits thereunder, or (viii) otherwise change the compensation or benefits payable or to become payable by the Company to any of its directors, officers, employees or independent contractors;

(e) take any action in connection with or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(f) make any acquisition by means of merger, consolidation or otherwise;

(g) other than in the ordinary course of business and consistent with past practice, enter into any contract, agreement, commitment or other binding arrangement that would limit in any respect the ability of the Company or its Subsidiaries to sell or buy any products or services, engage in any line of business or compete with any person;

(h) adopt any amendments to its articles of incorporation or bylaws;

(i) other than in the ordinary course of business or under the Company’s existing line of credit, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person;

(j) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Company;

(k) pay, discharge or satisfy any material claims or liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims or liabilities which (x) are reflected or reserved against in the Company Balance Sheet or incurred thereafter in the ordinary course of business consistent with past practice, or (y) are paid, discharged or satisfied as required under this Agreement;

(l) submit or file with, except as otherwise contemplated in this Agreement, or otherwise voluntarily participate as a party to any stipulation, pleading, filing or other proceeding with any regulatory authority with jurisdiction over the Company where such stipulation, pleading, filing or other proceeding could reasonably be expected to have a Material Adverse Effect on the Company or fail to notify Buyer promptly of any involuntary participation by the Company in any of the foregoing;

(m) sell, transfer or otherwise dispose of or encumber any of its properties or assets pertaining to the Business, other than in the ordinary course of business;

(n) cancel any debts owing to, or waive any claims or rights pertaining to, the Business in excess of Ten Thousand dollars ($10,000), except in the ordinary course of business;

(o) shorten or lengthen the customary payment cycles for any of its payables or receivables;

(p) purchase, lease or otherwise acquire any assets or make any capital expenditure or commitment in excess of One Hundred Thousand dollars ($100,000) pertaining to the Business, other than (i) in the ordinary course of business or (ii) pursuant to existing commitments or business plans;

(q) change its accounting principles, methods or practices (including, without limitation, any change in depreciation or amortization policies or rates or any change in the policies pertaining to the recognition of accounts receivable or the discharge of accounts payable or accounting for inventories) except as may be required by applicable Law or GAAP; provided that the Company shall notify Buyer of any such change;

(r) change its Tax accounting principles, methods or practices (including, without limitation, any change in depreciation or amortization policies or rates or any change in the policies pertaining to the recognition of accounts receivable or the discharge of accounts payable or accounting for inventories) or make, revoke or change any election with respect to Taxes, except as may be required by applicable Law; provided that the Company shall notify Buyer of any such change or revocation;

(s) settle or compromise any Tax liability, agree to any adjustment of any Tax attribute or surrender any right to claim a refund of Taxes or consent to any extension or waiver of the statute of limitation period applicable to any Taxes, Tax Return or Tax claim, file any amended Tax Return or enter into any closing agreement with respect to Taxes; or

(t) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 5.3 Access to Information.

Subject to applicable law and that certain Confidentiality Agreement dated as of January 25, 2007 between the Buyer and the Company, the Company shall give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access during business hours to the offices, properties, Books and Records and officers of the Company and will instruct the officers, counsel and financial advisors of the Company to cooperate with Buyer. In addition, with the prior consent of the Company, such consent not to be unreasonably withheld, and with the participation of the Company, the Company will provide reasonable access to the Company’s employees and customers.

Section 5.4 Efforts; Further Assurances; Permits.

(a) Subject to the terms and conditions of this Agreement,

(i) each party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including, preparing and making any filings required to be made under applicable law;

(ii) Buyer and Merger Sub shall each use commercially reasonable efforts to cause those conditions to the obligations of the Company to consummate the transactions contemplated hereby that are set forth in Sections 6.1 and 6.2 to be satisfied as promptly as reasonably possible following the date hereof, and in any event by the Voluntary Termination Date;

(iii) the Company shall use commercially reasonable efforts to cause those conditions to the obligations of the Buyer and Merger Sub to consummate the transactions contemplated hereby that are set forth in Sections 6.1 and 6.3 to be satisfied as promptly as reasonably possible following the date hereof, and in any event by the Voluntary Termination Date; and

(iv) each of the parties shall furnish to the other parties such necessary information and reasonable assistance as such other party may request in connection with the foregoing and the consummation of the transactions contemplated hereby.

(b) Upon Buyer’s request, the Company shall use commercially reasonable efforts to assist Buyer in obtaining any permits, licenses or other authorizations necessary for Buyer’s operation of the Company consistent with past practice after the Closing Date.

(c) In the event that at any time, any order, decree or injunction shall be entered which prevents or delays the consummation of any of the transactions contemplated by this Agreement, each party shall promptly use its commercially reasonable best efforts to cause such order, decree or injunction to be reversed, vacated or modified in order to permit such transactions to proceed as expeditiously as possible.

(d) Buyer and Merger Sub shall give prompt notice to the Shareholder Representative upon obtaining knowledge of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty made by Buyer and Merger Sub in Article IV to be untrue or incorrect in any respect.

Section 5.5 No Solicitation.

None of the Company, any agent, officer, director or any representative thereof, or any of the Shareholder Parties shall, during the period commencing on the date of this Agreement and ending with the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, directly or indirectly, (a) solicit, encourage or initiate the submission of proposals or offers from any person or entity for, (b) participate in any discussions pertaining to, or (c) furnish any information to any person or entity, other than Buyer and Merger Sub, relating to, any acquisition, license, disposition or purchase of all or a material amount of the assets of, business of or any equity interest in, the Company or any direct or indirect subsidiary or division of the Company or a merger, consolidation, business combination, tender offer, share exchange, reorganization or similar transaction involving the Company or any direct or indirect subsidiary of the Company (each, an “Alternate Transaction”). If the Company receives any unsolicited offer or proposal relating to any of the above, the Company, unless prohibited by a pre-existing confidentiality agreement, shall immediately notify Buyer and Merger Sub thereof, including the identity of the party making such offer or proposal and the specific terms of such offer or proposal. As of the date hereof, the Company shall, and shall cause each of its representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Buyer) relating to a possible Alternate Transaction.

Section 5.6 Books and Records.

Buyer shall cause the Surviving Corporation to agree, for the benefit of the Shareholders, to retain for a period of seven (7) years after the Closing Date or such longer period as may be required by law or prudent business practices, any and all Books and Records (hard copy, electronic or otherwise) related to the Company for all periods through the Closing Date or related to the transactions contemplated hereby. Notwithstanding the foregoing, either Buyer or the Surviving Corporation may notify the Shareholder Representative, in writing, of its desire to discontinue retention of specified documents or other materials due to a change in and in accordance with its applicable record retention requirements during such period upon thirty (30) days’ prior written notice; provided, however, that no such notice shall be given prior to the Escrow Termination Date. The Shareholder Representative may, by written notice delivered to Buyer within thirty (30) days of the date of the aforesaid notice, elect to assume custody thereof. In the absence of such notice from the Shareholder Representative, the Buyer or the Surviving Corporation, as the case may be, may destroy the documents or other materials referenced in its original notice to the Shareholder Representative. In the event the Shareholders need access to such Books and Records for purposes of verifying any representations and warranties contained in this Agreement, responding to inquiries or audits from Governmental Entities, indemnifying, defending and holding harmless Buyer or Merger Sub in accordance with applicable provisions of this Agreement, or any other legitimate business purpose, Buyer and Merger Sub shall allow the Shareholder Representative and his or her advisors access to such Books and Records upon reasonable notice during regular business hours for the sole purpose of obtaining information for use as aforesaid and will permit such persons to make such extracts and copies thereof as may be necessary or convenient and, if required for such purpose, to have access to and possession of original documents.

Section 5.7 Governmental Regulatory Approvals and Required Consents.

Unless filed prior to the date hereof, as promptly as practicable after the date hereof, Buyer and the Company shall file the required applications and notices with the appropriate Governmental Entities as are necessary for consummation of the transactions contemplated by this Agreement (the “Regulatory Approvals”). Buyer and the Company shall prepare and file any required notification and report form under the HSR Act in connection with the transactions contemplated hereby. Buyer and the Company shall respond with reasonable diligence to any request for additional information made in response to such filings. Any filing fee incurred with respect to such required notification and report form pursuant to this Section 5.7 shall be shared equally by Buyer and the Company. Each party agrees to use its commercially reasonable best efforts to obtain the Regulatory Approvals and Required Consents and the parties agree to cooperate fully with each other and with all Governmental Entities and other Persons to obtain the Regulatory Approvals and Required Consents at the earliest practicable date.

Section 5.8 Employee Relations and Benefits.

(a) Employees of the Company immediately before the Effective Time shall become employees of the Surviving Corporation at the Effective Time (“Transferred Employees”). For a period from the Closing Date to December 31, 2007, Buyer shall cause the Surviving Corporation to provide employee benefits to the Transferred Employees that are comparable to the types of employee benefits provided by the Company to its active employees immediately prior to the Closing Date. Each plan, program, policy, and arrangement covering employees of the Surviving Corporation shall credit each Transferred Employee’s length of service with the Company for purposes of determining eligibility to participate and vesting (but not for benefits accrual). To the extent any Transferred Employee has satisfied any deductible or co-payments under a Benefit Plan for the current plan year, such Transferred Employee shall be credited for such payment under the employee benefit plan, program, policy, or arrangement of Buyer or the Surviving Corporation, if any, that most closely resembles the Benefit Plan under which the deductible or co-payment was paid.

(b) Buyer shall ensure that the Surviving Corporation shall recognize vested but unused paid vacation and other paid leave accrued by a Transferred Employee as of the Effective Time in accordance with the Company’s current policies. Prior to the Effective Time, the Company shall confirm in writing to Buyer the amount of accrued and unpaid days of vacation and other paid leave applicable to such Transferred Employee.

(c) Buyer, Merger Sub, and the Company do not intend this Agreement to create any rights or interests, except as among Buyer, Merger Sub, and the Company, and no present, former or future employee of Buyer, Merger Sub, or the Company shall be treated as a third party beneficiary by, in or under this Agreement or any related document

Section 5.9 Public Announcements.

The parties hereto agree that press releases and other public communications of any sort relating to this Agreement or the transactions contemplated hereby prior to the Closing are subject to the approval of Buyer and the Company, such approval not to be unreasonably withheld or delayed, provided, that if any announcement is required by law or the rules of any securities exchange or market to be made by any party hereto, prior to making such announcement, such party will, to the extent practicable, deliver a draft of such announcement to the other party hereto and shall give the other party reasonable opportunity to comment thereon. The Merger Parties understand agree that Buyer shall issue a press release upon the execution of this Agreement and shall file such forms and notices related thereto as may be required by the rules of the Securities and Exchange Commission.

Section 5.10 Costs and Expenses.

Except as and to the extent provided in Section 2.7(a) with respect to Transaction Fees and except as provided by Section 9.2(b), each of the Company, Buyer and Merger Sub will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel, its actuaries and, except for the Accounting Fees incurred by the Company, of its auditors.

Section 5.11 Disclosure of Certain Matters.

The Company hereby covenants and agrees to inform Buyer, in writing, on the fifteenth (15th) day after the date hereof and on the date that is three (3) days prior to Closing of: (a) any events, changes or occurrences which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and (b) the occurrence or nonoccurrence of any events or change of any facts that cause any of the representations and warranties of the Company in this Agreement to be untrue or incorrect and incomplete and cause any closing conditions contained herein not to be met.

Section 5.12 Non-Solicitation; Non-Competition; Confidentiality.

Except for the confidentiality covenant and agreement contained in Section 5.12(e) below which shall apply equally to M.S. Sandhu, the Company’s Chief Executive Officer (the “Company CEO”), and the Shareholder Parties, the covenants and agreements contained in this Section 5.12 shall apply only to Company CEO.

(a) Terms. For purposes of this Agreement, the term “Restrictive Period” shall mean all of the following: (a) the period of two (2) years following the Closing Date; (b) the period during which, if any, that the Company CEO’s is employed by the Surviving Corporation; and (c) the two (2)-year period following termination of the Company CEO’s employment with the Surviving Corporation, for any reason.

(b) Non-Solicitation of Customers. During the Restrictive Period and without regard for whether the Company CEO is employed by the Surviving Corporation or Buyer, the Company CEO not to directly or indirectly: (i) induce or attempt to induce any Current Customer or Prospective Customer of the Company or the Surviving Corporation to reduce or terminate its business with the Surviving Corporation; (ii) interfere or attempt to interfere with the Surviving Corporation’s business relationship with a Current Customer or Prospective Customer of the Company or the Surviving Corporation; (iii) solicit, divert or attempt to divert from the Surviving Corporation, any of the following types of business from a Current Customer or Prospective Customer of the Company or the Surviving Corporation:

(i) contract work being performed by the Surviving Corporation as of the Closing Date as a prime contractor, subcontractor, or participant in a joint venture during the Restrictive Period;

(ii) “follow-on” or “spin-off” contract work that is derived from contracts described in (i) above; and

(iii) contract work that may result from proposals or bids prepared or submitted by the Surviving Corporation during the Look-Back Period.

For purposes of this Agreement, the term “Current Customer” means any entity that the Company or the Surviving Corporation provides or has provided products and/or services to under contract (including end-users) at any time during the two (2) year period immediately preceding any attempted solicitation or diversion (the “Look-Back Period”).

For purposes of this Agreement, the term “Prospective Customer” means any entity that has been formally solicited by the Company or the Surviving Corporation for the provision of products and/or services under contract during the Look-Back Period.

(c) Non-Solicitation of Employees. During the Restrictive Period and without regard for whether the Company CEO is employed by the Surviving Corporation or Buyer, he agrees not to directly or indirectly: (i) induce or attempt to induce any employee, officer or consultant of the Surviving Corporation or Buyer to terminate his or her employment or engagement with the Surviving Corporation or Buyer; (ii) interfere with or disrupt the Surviving Corporation’s or Buyer’s relationship with its respective employees, officers or consultants; or

(iii) solicit, entice, engage or hire away any such employee, officer or consultant who is at that time or was within the previous six (6) months employed or engaged by the Company, the Surviving Corporation, or Buyer without the express, written consent of Buyer, which consent Buyer may in its absolute discretion withhold.

(d) Non-Competition. During the Restrictive Period and without regard for whether the Company CEO is employed by the Surviving Corporation or Buyer, the Company CEO agrees not to engage, directly or indirectly, anywhere in the world, in any business activity that, or be interested, directly or indirectly (as a shareholder (other than as a holder of less than five percent (5%) of the common stock of any publicly traded corporation), partner, officer, director, employee or consultant) in any business organization that is engaged or becomes engaged in any business activity that, the Company, the Surviving Corporation is conducting at the Effective Time or has conducted at any time during the two (2)-year period immediately preceding the Company CEO’s attempted engagement in such activity or that the Company or the Surviving Corporation has notified the Company CEO that it proposes to conduct or that the Company CEO has knowledge that the Company, the Surviving Corporation or Buyer intends to conduct.

(e) Confidentiality. Company CEO and each of the Shareholder Parties recognize and acknowledge that it has in the past, currently has, and in the future may possibly have, access to certain confidential information of the Company, the Surviving Corporation, Buyer and the Merger Sub, such as lists of customers, operational policies, and pricing and cost policies, that are valuable, special and unique assets of the Company’s, the Surviving Corporation’s, the Buyer’s or the Merger Sub’s respective businesses. Company CEO and each of the Shareholder Parties agree that it will not disclose confidential information with respect to Buyer or the Merger Sub at any time, nor with respect to the Company’s or the Surviving Corporation’s Business after the Closing, to any Person for any purpose or reason whatsoever (except to authorized representatives of Buyer and the Merger Sub and to counsel and other advisers, provided that such advisors (other than counsel) agree to the confidentiality provisions of this Section 5.12(e)), unless (i) such information becomes known to the public generally through no fault of the Company CEO or any Shareholder Party, or (ii) the Company CEO or such Shareholder Party reasonably believes that such disclosure is required to be made or given pursuant to any subpoena or other legal process issued in connection with, or in any deposition or testimony that he may be required to give, in any legal or other government, court or arbitration proceeding or government investigation or for certification or state licensure purposes; provided that prior to disclosing any information pursuant to clause (ii) above, the Company CEO or such Shareholder Party shall, if possible, give prior written notice thereof to Buyer or the Surviving Corporation and provide Buyer or the Surviving Corporation with the opportunity to contest such disclosure.

Section 5.13 Certain Tax Matters.

During the period from the date hereof to the Closing Date, the Company shall: (i) timely file all Tax Returns required to be filed by it (except those Tax Returns for which deadlines have been extended in accordance with the Law until after the Closing Date) and such Tax Returns shall be prepared in a manner consistent with past practice, (ii) timely pay all Taxes due and payable (other than Taxes subject to a good faith dispute and for which the Company has properly accrued for in the Company Balance Sheet in accordance with GAAP), and (iii) promptly notify Buyer of any U.S. federal or state income or franchise (or other material) Tax claim, claim for indemnification under a Tax sharing agreement or similar agreement, investigation or audit pending against or with respect to the Company in respect of any Tax matters (or any significant developments with respect to such Tax matters), including material Tax liabilities and material Tax refund claims. The Company shall have used its commercially reasonable efforts to assist Buyer in completing Buyer’s FIN 48 analysis.

Section 5.14 No Sale.

Each Shareholder Party agrees that on and after the date hereof until the earlier of (x) the Closing or (y) the termination of this Agreement, except as otherwise consented to by Buyer in writing, or as expressly provided in this Agreement, each Shareholder Party will not directly or indirectly sell or dispose of (or otherwise agree to do so) (i) any of their shares of Company Common Stock or any other ownership interest such Shareholder Party may own in the Company; (ii) any options, warrants or other right to purchase any capital stock or equity or other ownership interest in the Company that such Shareholder Party may own; or (iii) any securities convertible into or exchangeable for any capital stock or equity or other ownership interest in the Company that such Shareholder Party may own, except for any intervivos transfers made to or for the benefit of such Shareholder Party’s transferees or transfers on death; provided, however, that the transferee must agree to be bound in writing by the terms of this Agreement that relate to the Shareholder Parties.

Section 5.15 Shareholder Party Releases.

In consideration of the Initial Purchase Price, and other good and valuable consideration, effective upon the Closing, each Shareholder Party that is or was, at any time within the preceding five (5) years, an employee of the Company, for himself and his heirs, executors, administrators, successors and assigns, hereby fully, unconditionally and knowingly releases and forever discharges and holds harmless the Company and its employees, officers, directors, successors and assigns from any and all claims, demands, losses, costs, expenses (including reasonable attorneys’ fees and expenses), obligations, liabilities and/or damages of every kind and nature whatsoever, whether now existing or known, arising out of the operation or conduct of the Company’s business or a transaction or circumstance occurring or existing or related to the period of time prior to the Closing, relating in any way, directly or indirectly, to the Company except, however, for any rights, claims or matters relating to the employment of the Shareholder Party by the Company, including rights to employment compensation and any rights as an Option Holder to which such Shareholder Party is entitled.

Section 5.16 Option Payout Agreement.

Promptly following the execution of this Agreement, the Company shall provide to each Option Holder a copy of the Option Payout Agreement, which shall provide for payments to be made to each Option Holder in consideration for the cancellation of their Convertible Options.

Section 5.17 Novations.

The Company shall provide such reasonable assistance as Buyer may request for Buyer and the Surviving Corporation to obtain, secure and effect any novation of a Government Contracts that may be requested by a governmental entity and to effect all filings in connection therewith.

Section 5.18 Security Clearance.

The Company, and the Shareholder Parties (at the expense of Buyer), shall take all commercially reasonable steps to cause each of the Company and the Shareholders (as applicable) to retain, as required by Buyer, and to assist Buyer (and its officers, directors, employees and agents) in obtaining, the requisite security clearances for Buyer to own and operate the Company and its business after the Closing as currently conducted, without delay or interruption.

Section 5.19 Certain Employee Matters.

As set forth in Schedule 5.19, the Company shall make payments to certain employees.

Section 5.20 Financial Statements.

As soon as practicable after the date hereof, the Company shall engage independent auditors to deliver a SAS 100, review and associated reports for the Company’s balance sheet and related statements of income and cash flow for the six (6) month period ending March 2, 2007 and the six (6) month period ending March 3, 2006 and such engagement shall require those auditors to deliver such reports by no later than forty-five (45) days after Closing.

Section 5.21 Certain Rights of Company’s Directors and Executive Officers.

(a) From and after the Effective Time, Buyer shall fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers, copies of which have been furnished to Buyer, and any indemnification provisions under the Company articles of incorporation or bylaws as in effect on the Closing Date.

(b) Buyer shall purchase, effectively immediately prior to the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy covering the Company’s directors and officers on terms and conditions no less advantageous to them than the Current D&O Policies; provided, that Buyer shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for six consecutive years from the Effective Time.

(c) In the event Buyer (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.16.

(d) The obligations of Buyer under this Section 5.16 shall not be terminated or modified in such a manner as to, nor shall Buyer take any other action that would, adversely affect or otherwise diminish the rights of any of the Company’s directors or officers to whom this Section 5.16 applies, without first having obtained the written consent of such affected director or officer.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions Precedent to Obligations of Buyer, Merger Sub and the Company.

The respective obligations of Buyer, Merger Sub and the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) No Injunction or Other Governmental Action. (i) No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or by any governmental or regulatory body nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity after the date of this Agreement which prohibits the consummation of the transactions contemplated hereby shall be in effect; and (ii) no Governmental Entity or body shall have instituted any suit, action, or legal or administrative proceeding to restrain, enjoin or otherwise question the validity or legality of the transactions contemplated by this Agreement and no order or decree so restraining or enjoining such transactions shall be in effect.

(b) Statutory Requirements, Regulatory Approvals. All Regulatory Approvals and all other authorizations, consents, orders or approvals of, or declarations or filings with, or expirations or terminations of waiting periods imposed by, any Governmental Entities necessary to effect the transactions contemplated by this Agreement, including, without limitation, those under the HSR Act, shall have occurred, been filed or been obtained; and all other Required Consents shall have been obtained and shall be in full force and effect.

Section 6.2 Conditions Precedent to Obligation of the Company.

The obligation of the Company to consummate the transactions provided for in this Agreement is subject to fulfillment or waiver of each of the following conditions:

(a) Accuracy of Buyer’s and Merger Sub’s Representations and Warranties; Covenants of Buyer. The representations and warranties of Buyer and Merger Sub contained in this Agreement (except as affected by the transactions contemplated in this Agreement) that are qualified as to materiality shall be true and correct and the representations and warranties of Buyer and Merger Sub set forth in this Agreement and that are not so qualified shall be true and correct in all material respects, in each case on the date of this Agreement (except to the extent cured prior to the Closing Date) and on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are given as of a particular date and relate solely to a particular date or period; provided, however, that this condition precedent shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not reasonably be expected to have, a Material Adverse Effect. Buyer and Merger Sub shall have complied in all material respects with all agreements, covenants and obligations contained in this Agreement, taken as a whole, to be performed by them prior to Closing.

(b) Closing Documents. Each document, certificate or other delivery required to be delivered pursuant to Section 2.8(a) must have been delivered.

Section 6.3 Conditions Precedent to Obligation of Buyer and Merger Sub.

The obligation of Buyer and Merger Sub to consummate the transactions provided for in this Agreement is subject to fulfillment or waiver of each of the following conditions:

(a) Corporate Action by the Company. The Merger and this Agreement shall be approved by the requisite vote of the Shareholders of the Company. All other corporate action necessary on the part of the Company to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby shall have been duly and validly taken.

(b) Representations and Warranties of the Company; Covenants of the Company. The representations and warranties of Company contained in this Agreement (except as affected by the transactions contemplated in this Agreement) that are qualified as to materiality shall be true and correct and the representations and warranties of the Company set forth in this Agreement and that are not so qualified shall be true and correct in all material respects, in each case on the date of this Agreement (except to the extent cured prior to the Closing Date) and on the Closing Date as though made again on the Closing Date, except to the extent such representations and warranties are given as of a particular date and relate solely to a particular date or period; provided, however, that this condition precedent shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not reasonably be expected to have, a Material Adverse Effect. The Company shall have complied in all respects with all agreements, covenants and obligations contained in this Agreement to be performed by it prior to Closing, except in the case of Sections 5.2, 5.3, 5.11, 5.13, and 5.17 in which case it shall have complied in all material respects.

(c) No Material Adverse Change. There shall have been, between August 31, 2006 and the Closing Date, no change in the Company’s Business, nor in the financial condition of the Company’s Business, nor any resignations or terminations of, or indications of an intention or plan to resign, employment by a number of employees, which could have a Material Adverse Effect on the Company’s Business.

(d) [Intentionally omitted]

(e) Lien Release and Company Debt Pay-off. Company shall deliver to Buyer reasonable written evidence to support proof of debt pay-off and agreements from any lien holder(s) to use best efforts to promptly release all liens, including, without limitation, all UCC-3 termination statements relating to any financing statements filed in connection with such debt. Except as disclosed on Schedule 6.3(e), immediately after satisfaction of the Company Debt by Buyer pursuant to Section 2.7(b), all outstanding indebtedness for borrowed money of the Company shall have been repaid or satisfied in full, and any Liens on the assets of the Company (other than the Liens on any automobiles leased by the Company) shall have been released, on terms reasonably satisfactory to Buyer, and Buyer shall have received evidence thereof reasonably satisfactory to Buyer and its counsel.

(f) Closing Documents. Each document, certificate or other delivery required to be delivered pursuant to Section 2.8(b) must have been delivered.

(g) Option Termination. All options, warrants or similar rights to purchase equity securities of the Company shall have been terminated and/or cashed out and the Company Option Plans also shall have been terminated.

(h) Disposition of Property. The Company shall have sold the property or interests in property, as the case may be, set forth on Schedule 6.3(h).

(i) Termination of Obligations. The Company shall have terminated or satisfied the obligations designated on Schedule 6.3(i).

(j) Officer Loans. All Company loans to Officers of the Company or its Subsidiaries shall be repaid in full.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification by the Shareholders, Option Holders and the Company.

Subject to Section 7.3, the Shareholders and the Option Holders (each, a “Seller Indemnifying Party” and, collectively, the “Seller Indemnifying Parties”) severally, and pro rata in accordance with their Pro Rata Equity Percentages, shall indemnify, defend and hold harmless, in the manner and to the extent set forth in this Article VII, Buyer, Merger Sub and Buyer’s Affiliates (collectively, the “Buyer Parties”) from and against any and all Losses asserted against, imposed on, or incurred or suffered by any Buyer Parties as a result of (a) the inaccuracy of any representation or the breach of any warranty set forth in Article III, as modified by any Company Disclosure Schedule, or in any agreement or certificate executed and delivered by the Company at the Closing pursuant to this Agreement (a “Company Closing

Instrument”); (b) the non-fulfillment of any covenant or agreement on the part of the Company set forth in this Agreement or in any Company Closing Instrument; or (c) any payments made or liabilities incurred by Buyer, arising in connection with payments to holders of Dissenting Shares who have perfected their rights to be Dissenting Shareholders under the California Corporations Code, that are in excess of the portion of the Aggregate Merger Consideration otherwise payable to any such holder of Dissenting Shares in connection with this Agreement (collectively, “Indemnified Losses”). Each Seller Indemnifying Party irrevocably waives any and all rights to recourse against the Company or the Surviving Corporation with respect to any misrepresentation or breach of any representation, warranty or indemnity, or noncompliance with any conditions, covenants or agreements, given or made by the Company in this Agreement. No Seller Indemnifying Party shall be entitled to contribution from, subrogation to or recovery against the Company or the Surviving Corporation with respect to any payments that are made for the account of such Seller Indemnifying Party to Buyer or any other Buyer Party pursuant to Article VII.

Section 7.2 Indemnification by Buyer and Merger Sub.

Subject to Section 7.3(a) hereof, Buyer and Merger Sub shall, jointly and severally, indemnify, defend and hold the Shareholders and the Option Holders harmless from and against any and all Losses asserted against, imposed on, or incurred or suffered by the Shareholders or the Option Holders, as a result of (a) the inaccuracy of any representation or the breach of any warranty set forth in Article IV, any Buyer Disclosure Schedule or in any agreement or certificate executed and delivered by Buyer or Merger Sub pursuant to this Agreement; or (b) the non-fulfillment of any material covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement or in any agreement or certificate executed and delivered pursuant to this Agreement.

Section 7.3 Survival of Representations and Warranties; Limitations on Indemnification.

(a) Survival. The representations and warranties in this Agreement and the indemnification provisions in this Agreement with respect thereto shall survive the Closing for a period of eighteen (18) months following the Closing Date, at which time they shall terminate and no Indemnification Claim shall thereafter be brought nor shall any party seeking indemnification therefor be entitled to obtain such indemnification in respect of any such Indemnification Claim; provided, however, that such termination shall not affect any Indemnification Claim for breach of any representation or warranty if written notice thereof, in reasonable detail, has been given either by Buyer to the Shareholder Representative or by the Shareholder Representative to the Buyer, as the case may be, prior to such termination date (in such case, the survival period for the representation and warranty shall continue until such Indemnification Claim is fully resolved in the manner set forth in Section 7.5 hereof). The covenants of the parties set forth in this Agreement to be performed after the Closing, and the rights to indemnification for any breach thereof, shall survive until performed. Notwithstanding the foregoing to the contrary, the representations and warranties in Sections 3.1, 3.2(a), 3.3, 3.4, 3.6, or 3.22 of this Agreement and the indemnification obligations of the Seller Indemnifying Parties with respect thereto under Section 7.1, as limited by the applicable provisions of this Section 7.3 and Section 7.6, shall survive for three (3) years following the Closing Date.

(b) Limitations on Indemnification. Notwithstanding anything else in this Agreement to the contrary, Buyer Parties shall only be entitled to indemnification from the Seller Indemnifying Parties pursuant to this Article VII only if and to the extent that the amount of all Indemnified Losses incurred in the aggregate by the Buyer Parties exceeds Five Hundred Thousand dollars ($500,000) (the “Deductible Amount”). If the aggregate amount of all Indemnified Losses incurred by the Buyer Parties for which Indemnification Claims have been made by Buyer within the applicable survival period set forth in Section 7.3(a) exceeds in the aggregate the Deductible Amount, the Buyer Parties shall be entitled to indemnification for all Buyer Indemnified Losses actually incurred and for which Indemnification Claims are made within the applicable survival period, in excess of the Deductible Amount; provided, however, that, subject to the exceptions set forth in Section 7.3(c) below, in no event and under no circumstance shall the maximum aggregate cumulative liability of the Seller Parties for any and all Buyer Indemnified Losses exceed the sum of $35,100,000 (the “Indemnification Cap”), provided, however, that, subject to the exceptions set forth in Sections 7.3(c)(i) and 7.3(c)(iii) below, all Buyer Indemnified Losses with respect to which any Buyer Party is determined, in the manner set forth in Section 7.5 below, to be entitled to indemnification from the Seller Parties pursuant to this Article VII shall be paid and satisfied, in accordance with the terms and provisions of Sections 7.4 and 7.5 hereof, solely and exclusively out of and only to the extent of the funds in the General Escrow Fund, even if the total of such funds is less than the amount of the Indemnification Cap due to distributions therefrom made pursuant to Section 7.4 hereof and the applicable provisions of the Escrow Agreement, and no Seller Party shall have any personal liability to any of the Buyer Parties with respect to or for any Buyer Indemnified Losses, except as set forth in Section 7.3(c)(1) and Section 7.3(c) (iii).

(c) Certain Exceptions. Notwithstanding anything to the contrary that may be set forth in either Section 7.3(a) or Section 7.3(b) above:

(i) In the event that any Buyer Party incurs any Buyer Indemnified Losses arising from a breach of any Shareholder Ownership Representation or Option Holder Option Representation (as such terms are defined and referenced in Section 3.4 hereof and which Representations shall survive for a period of eighteen (18) months after the Effective Time), such Seller Indemnifying Party (the “Breaching Seller Party”), shall be severally obligated to indemnify the Buyer Parties for the Buyer Indemnified Losses arising from such breach (a “Seller Party Breach”), and none of the other Seller Parties shall have any liability for, and, subject to Section 7.3(c)(ii) hereof, the Buyer Parties shall have recourse only against such Breaching Seller Party to recover any such Buyer Indemnified Losses, and, in any such case, the Indemnification Deductible shall not apply to such Indemnification Claim and the Indemnification Cap applicable to the liability of such Breaching Seller Party shall be equal to the amount of the Adjusted Purchase Price or Option Holder Payment Amount, as the case may be, actually paid to such Breaching Seller Party pursuant to this Agreement for or in respect of the Shares or Convertible Options as to which such breach of the Ownership Representation or the Option Holder Option Representation (as the case may be) relates and the survival period during which the Buyer Parties may seek such indemnification against any Breaching Seller Party shall be the statute of limits applicable to such breach.

(ii) Notwithstanding the fact that Buyer’s recourse for recovery of its Losses occasioned by a breach by a Shareholder of his or her Ownership Representation or by an

Option Holder of his or her Option Holder Representation shall initially be solely against the Breaching Seller Party, Buyer shall be entitled to notify the Shareholder Representative, in writing, of the incurrence of the Losses occasioned by such breach (a “Special Escrow Claim”), which shall be required to describe, in reasonable detail, the circumstances that caused such Losses. After providing the Special Escrow Claim to the Shareholder Representative, Buyer shall be entitled to be paid from the Special Escrow Fund all fees, costs, and expenses, including without limitation reasonable attorney fees incurred in pursuit of recovering such Losses. If, despite the diligent and good faith efforts of Buyer to recover its Losses from the Breaching Seller Party through the exercise of available legal remedies, it has been unable to fully recover such Losses from the Breaching Seller Party and it delivered or delivers a Special Escrow Claim to the Shareholder Representative not later than the aforementioned eighteen (18)-month survival period that is applicable to a breach of any Seller Ownership Representation and a breach of any Option Holder Representation, as the case may be, then Buyer may seek recovery of those of all such Losses that it was unable to recover from the Breaching Seller Party from the Special Escrow Fund maintained with the Escrow Agent in accordance with the provisions of Section 7.5 below.

(iii) In the event it is determined that any Buyer Indemnified Losses were incurred as a consequence of any common law fraud on the part of the Company in connection with any representation or warranty made by the Company in this Agreement or in any Company Closing Instrument, then the Deductible Amount shall not apply to any Indemnification Claim that may be brought in respect thereof by the Buyer Parties and the Indemnification Cap applicable thereto shall be fifty percent (50%) of the Initial Purchase Price and the survival period during which the Buyer Parties may seek such indemnification against the Seller Parties shall be the statute of limits applicable thereto, provided, however, that the Buyer Parties shall first exhaust the funds in the General Escrow Account before seeking any recovery from any of the Seller Parties, personally, in respect of the Buyer Indemnified Losses incurred as a result of such common law fraud

(d) Insurance Proceeds. A party determined to be entitled to indemnification hereunder with respect to an Indemnification Claim asserted hereunder (an “indemnified party”) shall reimburse the party obligated to indemnify the indemnified party with respect thereto (the “indemnifying party”) amounts paid to the indemnified party by such indemnifying party with respect to a Loss pursuant to the terms of this Agreement to the extent that such indemnified party receives any insurance proceeds with respect to such Loss.

(e) Mitigation. Each party agrees to take commercially reasonable steps to mitigate their respective Losses upon and after becoming aware of conditions giving rise to Losses that are indemnifiable hereunder.

(f) Subrogation. Upon making any payment to the indemnified party for an indemnification claim hereunder, the indemnitor shall be subrogated to the extent of such payment to any rights that the indemnified party may have against any third parties with respect to the subject matter underlying such indemnification claim.

(g) Third Party Claims. In calculating any Losses there shall be deducted any indemnification, contribution or other similar payment actually recovered by the indemnified party or any Affiliate thereof from any third Person with respect thereto so long as such recovered claim has been finally determined and is not subject to appeal.

(h) Accounts Receivable. To the extent that the Seller Parties are subject to an Indemnification Claim arising hereunder due to a breach of Section 3.10, the Shareholder Representative shall be permitted to assist in any collection efforts with respect to any account receivable giving rise to such breach.

(i) No Duplication of Indemnification Payments. All Indemnification Payments shall be calculated without duplication in any case in which more than one of the Buyer Parties seeks indemnification for the same Buyer Indemnified Loss or Losses or in the event that any events or circumstances giving rise to a breach of a particular representation or warranty of the Company or the Buyer Parties, as the case may be, contained in this Agreement or in such party’s Closing Instruments, also constitutes a breach of one or more other representations or warranties of such party contained in contained in this Agreement or in such party’s Closing Instruments. The Buyer Parties shall not be entitled to indemnification under this Article VII for any Buyer Indemnified Losses if and to the extent that such Losses were taken into account (such as being applied as a reduction in current assets or an increase in current liabilities), in the determination of the Actual Working Capital Adjustment or in any other adjustment that may be made to the Initial Purchase Price.

(j) No Special or Punitive Damages. Indemnified Losses shall not include any special, exemplary or punitive damages, and neither the Seller Parties nor the Buyer Parties shall be liable for any special, exemplary or punitive damages under this Agreement, except to the extent that such special, exemplary or punitive are asserted and recovered by a Third Party.

(k) Effect of Reserves. The amount of any Losses for which any Buyer Party would otherwise become entitled to be indemnified under this Article VII shall be reduced by the amount, if any, of any specific accruals or reserves for such Losses reflected in the Company’s Closing Balance Sheet. By way of example, if any Losses were incurred by Buyer as a result of the imposition of any Pre-Closing Taxes on Buyer, but the Company had accrued for or maintained a reserve on its balance sheet for such Taxes, then, the amount of the Losses attributable to such Pre-Closing Taxes for which the Buyer Indemnified Parties would be entitled to be indemnified hereunder shall be reduced by the amount of such accruals or reserve (as the case may be); provided, however, that such Losses would not be reduced by the amount of any general reserves on the Closing Date Balance Sheet or reserves or accruals specified for other categories.

(l) Effect of Certain Actions by Buyer Parties. The Buyer Parties shall not be entitled to recover any of their Losses under this Article VII to the extent that such Losses arose primarily from the intentional wrongdoing of any of the Buyer Parties.

Section 7.4 Escrow Account.

(a) Deposit of Funds into Escrow Account. At the Effective Time, Buyer shall deposit, on behalf of the Seller Indemnifying Parties as contemplated by Section 2.7(c) hereof, the Escrow Amount, consisting of (i) $33,100,000 which will comprise the General

Escrow Fund that shall be available for all Buyer Indemnification Claims other than Special Escrow Claims, (ii) $2,000,000 which will comprise the Special Escrow Fund from which the Buyer may recover Losses incurred as a result of any Seller Party Breach for the first eighteen (18) months after the Effective Time (after which amounts remaining therein shall become part of the General Escrow Fund and be available for any other Losses for which the Buyer Parties are determined to be entitled to indemnification under Section 7.5), and (iii) $1,000,000 which will comprise the Shareholder Representative Expense Fund, from which the Shareholder Representative may pay or be reimbursed for Shareholder Representative Expenses that the Shareholder Representative incurs. Each of such Funds shall be maintained in a separate sub-account (each an “Escrow Sub-Account”) by the Escrow Agent and the funds in any Escrow Sub-Account shall not be commingled with the funds in any of the other Escrow Sub-Account. In the event that it is determined that any Buyer Party has become entitled to be paid an indemnification payment pursuant to this Article VII, then, subject to the exceptions set forth in Paragraph 7.3(c) above, such payment shall be made solely and exclusively from the applicable Escrow Sub-Account through an offset against such Escrow Sub-Account, provided that the foregoing provision shall not preclude Buyer from seeking or obtaining any injunctive relief or other non-monetary remedies to which Buyer is determined to be entitled, at equity, under this Agreement.

(b) Escrow Period; Distributions From the Escrow Account.

(i) On the date of the expiration of the first twelve (12) months immediately following the Effective Time (the “First General Escrow Fund Distribution Date”), the Escrow Agent shall distribute or cause to be distributed to the Seller Parties, in proportion to their respective Pro Rata Equity Percentages, an amount from the General Escrow Fund (the “First General Escrow Fund Distribution Amount”) equal to thirty-three and one-third percent (33- 1/3%) of the then remaining amount in the General Escrow Fund, as of the First General Escrow Fund Distribution Date, that is in excess of the sum of the amount that in the reasonable and good faith judgment of Buyer, subject to the objection of the Shareholder Representative and the subsequent settlement or arbitration of the matter in the manner provided in Section 7.5 below, is necessary to satisfy (A) each then pending unsatisfied Buyer Indemnification Claim made against the General Escrow Fund in accordance with the provisions of Section 7.5(b), and (B) any unsatisfied indemnification payments that have been previously determined to be payable to any of the Buyer Parties from the General Escrow Fund (each, an “Unresolved General Escrow Fund Indemnification Claim”) and (C) any Shareholder Representative Expenses for which payment cannot be made from the Shareholder Representative Expense Fund due to a lack of sufficient funds therein (a “Shareholder Representative Expense Shortfall”).

(ii) On the date that is the second anniversary of the Effective Time (the “Second General Escrow Fund Distribution Date”), the Escrow Agent shall distribute or cause to be distributed to the Seller Parties, in proportion to their respective Pro Rata Equity Percentages, an amount from the General Escrow Fund (the “Second General Escrow Fund Distribution Amount”), equal to the sum of (A) fifty percent (50%) of the then remaining amount in the General Escrow Fund, as of the Second General Escrow Fund Distribution Date, and (B) an amount equal to sixteen and two-thirds percent (16.67%) of the amount transferred from the Special Escrow Fund to the General Escrow Fund pursuant to Section 7.4(b)(iv) below, that is in excess of the sum of the amount of any Unresolved General Escrow Fund Indemnification Claims made after the First General Escrow Fund Distribution Date and the amount of any Shareholder Representative Expense Shortfall.

(iii) Except as hereinafter provided with respect to any Unresolved Termination Date General Escrow Fund Indemnification Claims, the Escrow shall terminate at 5:00 p.m., Washington, D.C. time, on the Escrow Termination Date. As soon as practicable, but in any event, no later than fifteen (15) days after the Escrow Termination Date, the Escrow Agent shall distribute or cause to be distributed to the Seller Parties, in proportion to their respective Pro Rata Equity Percentages, an amount from the General Escrow Fund (the “Termination Date General Escrow Fund Distribution Amount”) equal to any excess of the then remaining amount in the General Escrow Fund over the sum of (A) the amount (hereinafter, the “General Escrow Termination Date Reserved Amount”) which, in the reasonable good faith judgment of Buyer, subject to the objection of the Shareholder Representative and the subsequent settlement or arbitration of the matter in the manner provided in Section 7.5 below, is necessary to satisfy any then remaining Unresolved General Escrow Fund Indemnification Claims existing on the Escrow Termination Date (the “Unresolved General Escrow Termination Date Indemnification Claims”) which are set forth in a notice (the “General Escrow Fund Termination Date Claims Notice”) that shall contain a reasonably detailed description of each of such unresolved claims and the respective amounts thereof and which Unresolved General Escrow Termination Date Claims Notice must be delivered to the Escrow Agent and to the Shareholder Representative by Buyer no later than the Escrow Termination Date and (B) the amount of any Shareholder Representative Expense Shortfall.

(iv) On the Special Escrow Termination Date, the Escrow Agent shall deposit or cause to be deposited into the General Escrow Fund the then remaining amount in the Special Escrow Fund that is in excess of the amount (the “Special Escrow Termination Date Reserved Amount”), if any, that in the reasonable and good faith judgment of Buyer, subject to the objection of the Shareholder Representative and the subsequent settlement or arbitration of the matter in the manner provided in Section 7.5 below, is necessary to satisfy (A) each then pending unsatisfied Special Escrow Claim made, within the survival period applicable to such Claim, against the Special Escrow Fund in accordance with the provisions of Section 7.5(b), and (B) any unsatisfied indemnification payments that have been previously determined to be payable to Buyer from the Special Escrow Fund in satisfaction of an established Special Escrow Claim for which amounts have not theretofore been reserved in the Special Escrow Fund (collectively, the “Unresolved Special Escrow Fund Termination Date Indemnification Claims”) which are set forth in a notice (the “Special Escrow Fund Termination Date Claims Notice”) that shall contain a reasonably detailed description of each of such Unresolved Special Escrow Fund Termination Date Indemnification Claims and the respective amounts thereof and which Unresolved Special Escrow Fund Termination Date Claims Notice must be delivered to the Escrow Agent and to the Shareholder Representative by Buyer by no later than the Special Escrow Termination Date. After payment of the remaining balance of the Special Escrow Fund into the General Escrow Fund, such funds shall become part of the General Escrow Fund and shall be available to satisfy any claims against the General Escrow Fund.

(v) Notwithstanding anything to the contrary that may be set forth elsewhere in this Agreement, the General Escrow Fund and the Special Escrow fund shall continue in full force and effect until, in the case of the General Escrow Fund, all of the Unresolved General Escrow Termination Date Indemnification Claims have been resolved, and in the case of the Special Escrow Fund, until all of the Unresolved Special Fund Termination Date Indemnification Claims have been resolved, by settlement or arbitration in the manner provided in Section 7.5 below.

(vi) The amount of each Unresolved General Escrow Termination Date Indemnification Claim, as set forth in the General Escrow Fund Termination Date Claims Notice with respect thereto (the “General Escrow Fund Termination Date Reserved Amount”), shall be retained in the General Escrow Fund, and the amount of each Unresolved Special Escrow Fund Termination Date Indemnification Claim, as set forth in each Special Escrow Fund Termination Date Claims Notice (the “Special Escrow Funds Termination Date Reserved Amount”), shall be retained in the Special Escrow Fund Account, until such Unresolved General Escrow Fund Indemnification Claim or such Unresolved Special Fund Termination Date Indemnification Claim, as the case may be, is finally resolved (whether by settlement or arbitration or otherwise) in accordance with Section 7.5. Promptly following such resolution, such General Escrow Termination Date Reserved Amount or such Special Escrow Fund Termination Date Reserved Amount, as the case may be, shall be distributed to the Buyer to the extent of any Losses for which any Buyer Parties have been determined (in accordance with Section 7.5 hereof) to be entitled to indemnification form the General Escrow Fund or the Special Escrow Fund, as the may be, under this Article VII or an amount equal to the then remaining funds in such General Escrow Fund or Special Escrow Fund, as the case may be, whichever is less, and the remainder of the reserved amount in each such Escrow Sub-Account, if any, shall be distributed to the Seller Parties in proportion to their respective Pro Rata Equity Percentages.

(vii) The Escrow Agent shall distribute to the Shareholder Representative, from the Shareholder Representative Expense Fund, such amounts as are requested in writing by the Shareholder Representative for the purpose of paying or reimbursing any Shareholder Representative Expenses incurred by the Shareholder Representative. If there occurs, or the Shareholder Representative reasonably believes that there will occur, a Shareholder Representative Expense Shortfall and the Shareholder Representative provides a written notice thereof to the Escrow Agent on or prior to any General Fund Escrow Termination Date, then, the Escrow Agent shall transfer into the Shareholder Representative Expense Fund the amount of the Shortfall set forth in that notice from the amounts otherwise distributable to the Seller Parties on such General Fund Escrow Termination Date. Any request or notice to be given to the Escrow Agent by or on behalf of the Shareholder Representative pursuant to this Section 7.4(b)(vii) shall be in writing and shall be executed by at least two of the then incumbent members of the committee comprising the Shareholder Representative. At such time or times as the Shareholder Representative so instructs the Escrow Agent, in writing, Escrow Agent shall distribute amounts from the Shareholder Representative Expense Fund to the Seller Parties in proportion to their respective Pro Rata Equity Percentages.

Section 7.5 Method of Asserting Claims.

All claims for indemnification by a party entitled to be indemnified hereunder (“Indemnification Claims”) shall be asserted and resolved as follows:

(a) Claims by Buyer Parties. In the event a Buyer Party has an Indemnification Claim for an Indemnified Loss against the Indemnifying Parties (a “Buyer Claim”), Buyer Parties shall promptly notify the Shareholder Representative, in writing of such Claim specifying the nature of that\Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the “Claim Notice”). If the Shareholder Representative does not dispute all or any part the Buyer Indemnification Claim in a written notice delivered to the Buyer within thirty (30) days of receipt of the Claim Notice, the Shareholder Representative shall be deemed to have accepted responsibility for that\undisputed Buyer Indemnification Claim set forth in such Notice, on behalf of the Seller Parties, and shall have no further right to contest such undisputed Buyer Indemnification Claim. Buyer may proceed to collect the undisputed amount of the Buyer Indemnification Claim from the Escrow Account, as set forth in Sections 7.5(b) and 7.5(c), as applicable. If the Shareholder Representative disputes any portion of a Buyer Indemnification Claim in writing in accordance with this Section 7.5(a), the parties shall attempt to resolve such dispute in accordance with Section 7.5(d).

(b) Claims Upon Escrow Account. In accordance with the terms of the Escrow Agreement, upon receipt by the Escrow Agent at any time on or before the Escrow Termination Date or the Special Escrow Termination Date, as the case may be, of a certificate signed by any officer of Buyer: (i) stating that Buyer has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Indemnified Losses subject to indemnification from the General Escrow Fund or the Special Escrow Fund, and (ii) specifying in reasonable detail the individual items of Indemnified Losses included in the amount so stated, the Escrow Agent shall, subject to the provisions of Section 7.5(c), be directed to distribute to Buyer from the applicable Escrow Account as promptly as practicable, funds in an amount equal to such Indemnified Losses.

(c) Objections to Claims. At the time of delivery of any certificate described in Section 7.5(b) to the Escrow Agent, a duplicate copy of such certificate shall be delivered by Buyer to the Shareholder Representative and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no distribution to Buyer of any funds contained in the applicable Escrow Account against which the Buyer Indemnification Claim was made pursuant to Section 7.5(b) unless the Escrow Agent shall have received written authorization from the Shareholder Representative to make such distribution. After the expiration of such thirty (30) day period, the Escrow Agent shall be directed to distribute funds from the applicable Escrow Account in accordance with Section 7.5(b), provided that no such payment or delivery may be made if the Shareholder Representative shall object in a written statement to the Buyer Indemnification Claim made in such certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30)-day period.

(d) Resolution of Conflicts; Arbitration.

(i) In case the Shareholder Representative shall so object in writing to any Buyer Claims made in an officer’s certificate or any Claim Notice, Buyer shall have ten (10)

days to respond in a written statement to the objection of the Shareholder Representative or the Company, as applicable. If after such ten (10)-day period, there remains a dispute as to any such Buyer Indemnification Claim, Buyer and the Shareholder Representative shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such Buyer Indemnification Claim. If the Shareholder Representative and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Shareholder Representative and Buyer, and shall be furnished to the Escrow Agent and the Escrow Agent shall be entitled to rely on any such memorandum and distribute funds from the Escrow Account in accordance with the terms thereof.

(ii) If no such agreement can be reached after good faith negotiation, either Buyer, on the one hand, or the Shareholder Representative, on the other, may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Buyer and the Shareholder Representative. In the event that within forty-five (45) days after submission of any dispute to arbitration, Buyer and the Shareholder Representative cannot mutually agree on one arbitrator, Buyer and the Shareholder Representative shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator to handle the dispute. The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a court of competent law or equity, should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator as to the validity and amount of any claim in such officer’s certificate or Buyer Claim Notice shall be binding and conclusive upon the parties to this Agreement and Buyer and Shareholder Representative shall direct the Escrow Agent to act in accordance with such decision and make or withhold payments out of the applicable Escrow Account in accordance therewith. The arbitrator’s decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator.

(iii) Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration shall be held in Orange County, California under the rules then in effect of the American Arbitration Association. The arbitrator shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association.

(e) Third-Party Claims. In the event a Buyer Party becomes aware of a third-party claim that Buyer believes may result in a demand against the Escrow Amount (a “Third-Party Claim”), Buyer shall promptly provide a Claim Notice to the Shareholder Representative with respect to such Third-Party Claim. The Shareholder Representative, on behalf of the Seller Indemnifying Parties, at the Seller Indemnifying Parties’ sole cost and expense, to be paid from the Shareholder Representative Expense Fund or from amounts distributed from the Escrow for the account of the Seller Parties pursuant to Section 7.4(b), has the right, exercisable by written notice to Buyer within thirty (30) days after receipt of a Claim Notice from Buyer with respect to a Third-Party Claim, to be represented by counsel of its choice and reasonably acceptable to Buyer and, subject to the satisfaction of the Litigation Conditions set forth below, to assume, control, defend against, negotiate and otherwise deal with any proceeding, claim, or demand which relates to any Indemnified Loss with respect to such Third-Party Claim in accordance with the limits on indemnification set forth in this Agreement; provided, however, that the (i) defense of such Third-Party Claim by the Shareholder Representative is not reasonably likely to have a Material Adverse Effect on Buyer; (ii) the Third-Party Claim solely seeks (and continues to seek) monetary damages; and (iii) Shareholder Representative expressly agrees in writing that as between the Seller Indemnifying Party and Buyer, the Seller Indemnifying Parties may only satisfy and discharge the Third-Party Claim in accordance with the limitations on indemnification set forth in this Agreement (the “Litigation Conditions”). Buyer may participate in the defense of any Third-Party Claim which the Shareholder Representative is defending as provided in this Section 7.5(e) with counsel of Buyer’s choice and at its expense. If the Shareholder Representative does not assume the defense of a Third-Party Claim in accordance with this Section 7.5(e), or any of the Litigation Conditions is not satisfied, then Buyer shall have the right to control such defense. If the Shareholder Representative has assumed the defense of a Third-Party Claim as provided in this Section 7.5(e), Buyer shall not be entitled to be reimbursed from the General Escrow Fund or the Special Escrow fund, as applicable, for any legal expenses subsequently incurred by Buyer in connection with the defense of the Third-Party Claim; provided, however, that if (i) any of the Litigation Conditions is not met or ceases to be met or (ii) the Shareholder Representative fails to take reasonable steps necessary to defend diligently such Third-Party Claim or abandons the defense of such Third-Party Claim, Buyer may assume its own defense and the Buyer may make a demand against the General Escrow Fund or, in the case of a Third-Party Claim relating to a Shareholder Ownership Representation or Option Holder Option Representation, against the Special Escrow Fund, for all reasonable costs or expenses paid or incurred in connection with such defense. The party controlling the defense of such Third-Party Claim shall keep the other party advised of the status of such Third-Party Claim and the defense thereof and shall consider in good faith the recommendations made by the other party with respect thereto. Neither Buyer nor the Shareholder Representative shall have the right to settle any Third-Party Claim without the consent of the other, which consent shall not be unreasonably withheld or delayed; provided, however, that the consent of the Buyer shall not be required if (x) any amounts payable pursuant to such settlement or compromise do not exceed the amount in the applicable Escrow Fund, (y) such settlement includes a complete written release of the Buyer from all liability with respect to such Third-Party Claim and does not impose any injunctive or equitable relief or other operational restrictions on the Buyer, and (iii) is not reasonably expected to have an adverse effect on the affected business of the Buyer Parties; and, in case of any such settlement, the Shareholder Representative shall execute and deliver a memorandum to the Escrow Agent indicating the amount of such settlement, provided, however, that no settlement of any such Third-Party Claim shall be determinative of the amount payable in respect of any Indemnification Claim against the Escrow Account. The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand. In the event that the Shareholder Representative has consented to settlement of a Third-Party Claim pursuant to the provisions of this Section 7.5(e), neither the Shareholder Representative nor the Seller Indemnifying Parties shall have the power or authority to object to the amount of the Loss for which Buyer may assert an Indemnification Claim against the Escrow Account.

(f) Claims by Shareholders. In the event that any of the Seller Parties have an Indemnification Claim against a Buyer Party hereunder (a “Seller Indemnification Claim”), the Shareholder Representative shall promptly notify Buyer in writing of such claim (a “Seller Claims Notice”) specifying the nature of such Seller Indemnification Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Seller Indemnification Claim). If the Buyer does not notify the Shareholder Representative within thirty (30) days of receipt of such notice that Buyer disputes such Indemnification Claim, the amount of such claim shall be conclusively deemed a liability of the Buyer Parties hereunder and shall be paid by Buyer, within ten (10) days thereafter, to the Escrow Agent for prompt distribution to the Seller Parties in proportion to their respective Pro Rata Equity Percentages. In case an objection is made in writing in accordance with this Section 7.5(f) by the Buyer, the Shareholder Representative shall have ten (10) days to respond in a written statement to the objection of the Buyer. If after such ten (10)-day period there remains a dispute as to any Indemnification Claim made by the Shareholder Representative, the parties shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims. If the parties should so agree, the amount which it has been agreed is due the Seller Parties by Buyer, if any, shall be set forth in a memorandum signed by the Buyer and Seller Representative and, within ten (10) days thereafter, Buyer shall deliver to the Escrow Agent the amount due by it to the Seller Parties pursuant to such agreement, together with a copy of the memorandum, for prompt distribution to the Seller Parties in proportion to their respective Pro Rata Equity Percentages. If no such agreement can be reached after good faith negotiation, Buyer and the Shareholder Representative may select an arbitrator to settle such dispute in the same manner set forth in Section 7.5(d)(ii) above. The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a court of competent law or equity, should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator as to the validity and amount of any such claim shall be binding and conclusive upon the Buyer and the Shareholder Representative. Any judgment upon any award rendered by the arbitrator may be entered, and expenses allocated, as set forth in Section 7.5(d)(iii). If the arbitrator’s decision provides that a payment is required to be made by Buyer to the Seller Parties, then such payment shall be made within ten (10) days thereafter to the Shareholder Representative for distribution to the Seller Parties in proportion to their respective Pro Rata Equity Percentages.

Section 7.6 Remedies.

Except as otherwise set forth in Section 7.3(c)(i) and Section 7.3(c)(ii) hereof or in Section 9.2 below, the rights and remedies of Buyer, Merger Sub and the Buyer Parties for any breach of this Agreement, the Escrow Agreement or any Company Closing Instrument, including the right to recover money damages for or in respect of any Indemnified Losses incurred by any of them, shall be limited solely and exclusively to making claims against and recovering those of such Indemnified Losses determined to be due them from the General Escrow Fund or the Special Escrow Fund, as applicable, in accordance with this Article VII and the Escrow Agreement. Notwithstanding the foregoing or anything in this Article VII to the contrary, nothing in this Agreement, however, shall limit any right or remedy for any non-monetary equitable remedy, including a preliminary or permanent injunction or specific performance. It is also agreed that if a Shareholder Party breaches any of its obligations or covenants under Section 5.12, Buyer’s recourse therefor, whether for money damages or equitable remedies or relief, shall be limited solely to the Shareholder Party that has committed such breach and Buyer shall have no rights to or remedies therefor against any of the other Seller Parties, the Escrow Account or the Company.

ARTICLE VIII

TAX MATTERS

Section 8.1 Straddle Period.

In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the of the Closing date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”) shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 8.2 Responsibility for Filing Tax Returns.

Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company that are filed after the Closing Date, and such Tax Returns relating to Pre-Closing Tax Periods shall be prepared in a manner consistent with past practice and shall utilize accounting methods, elections and conventions that do not have the effect of distorting the allocation of income or expense between Pre-Closing Tax Periods and periods ending after the Closing Date; provided that Buyer shall afford the Shareholder Representative the opportunity to review and comment on all Tax Returns relating to Pre-Closing Tax Periods prior to filing such Tax Returns. Buyer shall not file any amended Tax Return relating to a Pre-Closing Tax Period without the prior written consent of the Shareholder Representative unless otherwise required under relevant Tax Law.

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Section 8.3 Cooperation and Exchange of Information.

Each party hereto will provide each other with such cooperation and information as any of them may reasonably request of the other in filing any Tax Return of the Company, amended return or claim for refund, determining a liability for Taxes of the Company or a right to a refund of Taxes of the Company or in conducting any audit or other proceeding in respect of Taxes of the Company at the sole expense of the Buyer. Such cooperation and information shall include providing copies of relevant Tax Returns of the Company or portions thereof, together with accompanying schedules and related work papers and documents that are reasonably relevant to rulings or other determinations by taxing authorities. Each party shall make its representatives available on a mutually convenient basis to provide explanation of any documents or information provided hereunder. The Company, Buyer and the Surviving Corporation agree (A) to retain all Books and Records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Buyer or the Shareholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) Buyer and the Surviving Corporation shall give the Shareholder Representative reasonable written notice prior to transferring, destroying or discarding any Books and Records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before or on the Closing Date and, if the Shareholder Representative so requests, Buyer and the Surviving Corporation shall allow the Shareholder Representative to take possession of such Books and Records.

Section 8.4 Certain Taxes.

All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne fifty percent (50%) by the Shareholders and fifty percent (50%) by the Buyer, and the party required by applicable law will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the other parties will, and will cause their affiliates to, join in the execution of any such Tax Returns and other documentation. The expense of such filings shall be paid by the party filing such Tax Returns.

ARTICLE IX

TERMINATION OF AGREEMENT;PAYMENT OF EXPENSES; WAIVER OF CONDITIONS

Section 9.1 Termination of Agreement.

Anything herein to the contrary notwithstanding, this Agreement may be terminated at any time (such date of termination being the “Termination Date”) before the Closing Date as follows, and in no other manner:

(a) Mutual Consent. By mutual written consent of Buyer and the Company;

(b) Either Party. By either Buyer or the Company if (i) the Closing shall not have occurred on or prior to the Voluntary Termination Date; provided, however, that no party may terminate this Agreement in accordance with this Section 9.1(b)(i) if the failure to consummate the Closing shall be due to the breach by the party seeking to terminate this Agreement of its obligations or covenants under this Agreement, in which case, the foregoing date shall be extended by the period of delay due to such breach, (ii) there shall be a final nonappealable order of a federal or state court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby, (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the parties by any Governmental Entities that would make the Merger illegal, or (iv) if either the Company, on the one hand, or the Buyer or Merger Sub, on the other hand, respectively, becomes insolvent or seeks protection under any bankruptcy, receivership, trust deed, creditors’ arrangement, composition or comparable proceeding, or such proceeding is instituted against such other party (and not dismissed within sixty (60) days);

(c) By Buyer. By Buyer, (i) if there has been a material violation or breach by the Company of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition contained in Article VI hereof incapable of fulfillment or, if capable of being cured, has not been cured within thirty (30) days of the date on which the Company receives written notice thereof from Buyer; (ii) if there has been a material violation or breach by any of the Shareholders or the Company of the covenants and agreements in Section 5.1 hereof, resulting in failure of the Company to obtain Shareholder approval by the Meeting Date; (iii) if the Company fails to obtain the requisite approval of the Shareholders prior to the Voluntary Termination Date; (iv) if Closing does not occur by the Voluntary Termination Date as a result of any action or inaction on the part of the Company or the Shareholder Parties; (v) if the Company, or its board of directors shall have withdrawn, modified or amended in any material respect the approval of this Agreement or the transactions contemplated herein, or taken any public position inconsistent with its approval or recommendation, including, without limitation, having failed (without the consent of Buyer) after a reasonable period of time to reject or disapprove any Alternate Transaction (or after a reasonable period of time to recommend to its Shareholders such rejection or disapproval or (vi) if any of the Company, the Shareholder Parties, or any agent, officer, director or any representative thereof breaches the provisions of Section 5.5 hereof; or

(d) By the Company. By the Company, (i) if there has been a material violation or breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition contained in Article VI hereof incapable of fulfillment or, if capable of being cured, has not been cured within thirty (30) days of the date on which Buyer receives written notice from the Company; or (ii) if Closing does not occur by the Voluntary Termination Date as a result of any action or inaction on the part of Buyer.

If any of the Buyer or the Company terminates this Agreement pursuant to the provisions hereof, such termination will be effected by written notice to the other parties specifying the provision hereof pursuant to which the termination is made.

Section 9.2 Payment of Expenses; Effect of Termination.

(a) In the event that this Agreement shall be terminated pursuant to this Article IX, each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel, its auditors and its actuaries.

(b) If this Agreement is terminated pursuant to this Article IX, this Agreement will forthwith become null and void, and no party hereto shall have any liability or obligation, of any kind or nature whatsoever, to any other party hereto by reason of such a termination or for any of the events or circumstances that gave rise thereto, provided, however, that (i) the provisions of this Article IX, the entirety of Article XI and the rights of the Company and the obligations of Buyer under the Buyer Confidentiality Agreement, shall survive and shall continue in full force and effect notwithstanding termination of this Agreement for any reason whatsoever, and (ii) if the termination hereof is the result of an Intentional Breach (as hereinafter defined) of this Agreement, then, (A) in the event that such Intentional Breach was committed by the Company or any of the Shareholder Parties (a “Company Intentional Breach”), the Company shall remain liable for, and Buyer shall be entitled to recover from the Company, any damages, losses, costs and expenses incurred or suffered by Buyer or Merger Sub by reason of such Company Intentional Breach, or (B) in the event that such Intentional Breach was committed by Buyer or Merger Sub (a “Buyer Intentional Breach”), then, Buyer shall remain liable for, and the Company and the Shareholder Parties shall be entitled to recover from Buyer, any damages, losses, costs and expenses incurred or suffered by the Company or any of the Shareholder Parties, by reason of such Buyer Intentional Breach. For purposes hereof, an “Intentional Breach” shall mean a willful and knowing breach by a party of any of its material representations, warranties, agreements or covenants set forth in this Agreement.

(c) Notwithstanding anything to the contrary that may be set forth elsewhere in this Agreement, including in this Article IX, in no event and under no circumstance shall any officer, director, shareholder, employee or independent contractor of any party hereto, including any Shareholder Party, have any liability whatsoever to any other party hereto by reason of any termination of this Agreement or the action, events, occurrences or circumstances that caused this Agreement to be terminated.

ARTICLE X

SHAREHOLDER REPRESENTATIVE AND ESCROW AGENT

Section 10.1 The Shareholders, Option Holders and the Shareholder Representative.

(a) Any provision in this Agreement that grants rights or remedies to the Shareholders and Option Holders shall be deemed to be for the joint and several benefit of the Shareholders and Option Holders, unless otherwise specifically provided. Notwithstanding the foregoing following the Closing, Buyer, Merger Sub and the Surviving Corporation shall be entitled to conclusively rely as to any obligation they may have hereunder to the Shareholders or Option Holders upon any written instruction, waiver, notice, request, demand or other communication delivered by or on behalf of the Shareholders or Option Holders by the Shareholder Representative.

(b) Following the Closing, the Shareholder Representative shall have full power and authority to make all decisions on behalf of the Shareholders and Option Holders relating to the transactions contemplated by this Agreement. All such post-closing decisions and actions by the Shareholder Representative relating to this Agreement and the transactions contemplated hereby and with respect to Indemnification Claims that may be asserted by any of the Buyer Parties or on behalf of the Seller Parties, pursuant to Article VII hereof, including with respect to the acceptance of, objection to or settlement or other resolution of any such Claims, including the execution of any instrument directing the Escrow Agent to pay any portion of the Escrow Funds to the Buyer in payment of any Losses with respect to which it has been determined that the Buyer Parties are entitled to indemnification under Article VII hereof, shall be binding upon all Shareholders and Option Holders and no Shareholder or Option Holder shall have the right to object, dissent, protest or otherwise contest the same. In furtherance and not in limitation of the foregoing, as a material inducement to Buyer to enter into this Agreement, and as a condition to the receipt of any of the Merger Consideration payable pursuant to this Agreement by any Shareholder or Option Holder, such Shareholder or Option Holder shall irrevocably constitute and appoint the Shareholder Representative as such Shareholder’s or Option Holder’s true and lawful agent and attorney-in-fact, with full powers of substitution, to act in the name, place and stead of such Shareholder or such Option Holder (as the case may be), from and after the Effective Time, in connection with the transactions contemplated in this Agreement and the matters described above in this Section 10.1, such appointment to be a power coupled with an interest which shall survive the death or incapacity of such Shareholder or Option Holder. Each Letter of Transmittal to be executed delivered by any Shareholder as a condition to the receipt of such Shareholder’s Pro Rata Interest in the Merger Consideration, and each Option Payout Agreement to be executed delivered by any Option Holder as a condition to the receipt of the Option Holder Payment Amount to which he or she shall be entitled hereunder, shall contain provisions (i) mutually acceptable to the Buyer and Shareholder Representative (i) irrevocably appointing the Shareholder Representative as the lawful agent and attorney-in-fact of such Shareholder or Option Holder, as the case may be, for the purposes set forth in this Section 10.1(b), (ii) authorizing Buyer and Merger Sub to rely on all acts, decisions and communications taken or made by the Shareholder Representative after the Effective Time on behalf of such Shareholder or Option Holder, as the case may be, pursuant to or in connection with this Agreement, the related agreements and the transactions contemplated hereby and thereby, and (iii) providing for the Shareholder Representative to be indemnified from and against any and all Losses and costs or expenses (including reasonable attorneys and accountants fees and disbursements) that he may incur or become subject to in connection with the performance of the Shareholder Representative’s responsibilities as Shareholder Representative or as a result of any acts or omissions to act taken, and any and all decisions made, by him in his capacity as Shareholder Representative, with such indemnification to be paid first and satisfied from the Shareholder Representative Expense Fund.

Section 10.2 Escrow Agent and Agreement.

(a) The Company, Buyer and Merger Sub hereby agree that the Escrow Agent shall serve as an escrow agent to receive, hold, administer, and deliver the Escrow Funds and the proceeds thereunder in accordance with the Escrow Agreement. Any interest accruing on, and other earnings on investment of, the Escrow Funds shall be deemed to be a part of the Escrow Funds. Shareholders and Option Holders shall include all amounts earned on the Escrow Funds in their gross incomes for federal, state and local income tax purposes and pay any income tax imposed thereon. Any loss or expense incurred as a result of an investment will be borne by the Escrow Funds. The parties recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of the Escrow Funds or the purchase, sale, retention or other disposition of any investment. The Escrow Agreement will direct the Escrow Agent to send statements to each of the Buyer and the Shareholder Representative on a monthly basis reflecting activity in the Escrow Account for the preceding month.

(b) All fees of the Escrow Agent for performance of its duties shall be paid by Buyer in accordance with the standard fee schedule of the Escrow Agent. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not contemplated by this Agreement, or if the parties request a substantial modification of the terms of the Escrow Agreement, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorneys’ fees, including allocated costs of in-house counsel, and occasioned by such default, delay, controversy or litigation (“Special Escrow Agent Costs”). Buyer promises to pay these sums upon demand. Notwithstanding anything to the contrary stated herein, the Shareholders and Option Holders, and not the Buyer, shall be responsible for all Special Escrow Agent Costs that are incurred by the Escrow Agent as a result of a situation or dispute in which it is determined that the Shareholders or Option Holders were chiefly at fault.

ARTICLE X I

MISCELLANEOUS

Section 11.1 Amendments.

Subject to applicable law, this Agreement and any disclosure schedule attached hereto may be amended at any time prior to the Closing Date by an instrument in writing duly signed by or on behalf of each of the parties hereto.

Section 11.2 Governing Law; Submission to Jurisdiction.

This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Each party hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the District of Delaware and of any Delaware state court for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court, any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, and any right to which it may be entitled on account of its place of residence or domicile.

Section 11.3 Notices.

All written instructions, waivers, notices, requests, demands or other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of receipt if served personally, (ii) on the next Business Day if served by confirmed facsimile, or other similar communication, (iii) on the first (1st) Business Day after sending if sent for guaranteed next day delivery by Federal Express or other nationally recognized next day courier service or (iv) on the tenth (10th) Business Day after mailing if mailed to the party or parties to whom notice is to be given by registered or certified mail, return receipt requested, postage prepaid, and properly addressed as follows:

If to Buyer or Merger Sub:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, Virginia 22033

Attention: Office of General Counsel

Facsimile: (703) 218-8296

With a copy, in the case of Buyer, Merger Sub or the Surviving Corporation, to:

Venable LLP

575 7th Street, N.W.

Washington, D.C. 20004

Attention: Wallace E. Christner, Esq.

Facsimile: (202) 344-8300

If to the Shareholders or the Shareholder Representative:

Mohindar S. Sandhu

c/o SRS Technologies

1800 Quail Street, Suite 101

Newport Beach, CA 92660

Facsimile: (949) 852-6901

If to the Company:

SRS Technologies

1800 Quail Street, Suite 101

Newport Beach, CA 92660

Attention: Mohindar S. Sandhu

Facsimile: (949) 852-6901

With a copy, in the case of the Company, the Shareholders or the Shareholder Representative, to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

Attention: Ben A. Frydman, Esq.

Facsimile: (949) 725-4100

Any party may change its address for purposes of this Section by giving the other parties hereto notice of the new address in the manner set forth above.

Section 11.4 Assignment and Binding Effect.

This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and permitted assigns of the Company, Buyer, Merger Sub and/or the Surviving Corporation.

Section 11.5 Entire Agreement.

This Agreement, the disclosure schedules hereto and other documents delivered pursuant hereto, referred to herein or executed and delivered in connection with the transactions contemplated hereby contain the entire agreement among the parties with respect to the transactions contemplated herein and supersede all previous negotiations, commitments and writings.

Section 11.6 Severability.

Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 11.7 Counterparts.

This Agreement may be executed and delivered in one or more counterparts, each of which shall be deemed an original. Copies of executed counterparts transmitted by telecopy, facsimile or other electronic transmission service shall be considered original executed counterparts, provided receipt of copies of such counterparts is confirmed.

Section 11.8 Waiver.

No delay or omission to exercise any right, power or remedy accruing to Buyer, Merger Sub or the Company upon any breach or default of Buyer, Merger Sub or the Company under this Agreement shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

Section 11.9 Absence of Third Party Beneficiary Rights.

Except as expressly provided herein, no provision of this Agreement is intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, stockholder, Shareholder, employee or partner of any party hereto or any other Person or entity.

Section 11.10 Headings.

The Table of Contents and the Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

Section 11.11 Specific Performance.

The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy. Accordingly, the parties agree that, in addition to any other remedies, each shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

Section 11.12 No Guarantee of Employment.

Notwithstanding anything to the contrary herein, nothing in Section 3.25(b) shall be a guarantee of employment. Employment with the Surviving Corporation is based on an at-will employment relationship. Furthermore, this Agreement is not an employment contract and nothing contained herein will confer any additional rights to the employees named in Section 3.25(b).

Section 11.13 Conflict Waiver.

If the Shareholders, the Shareholder Parties or the Shareholder Representative so desire, and without the need for any consent or waiver by the Company or the Buyer, Stradling Yocca Carlson & Rauth (“SYCR”) shall be permitted to represent the Shareholders, the Shareholder Parties and/or the Shareholder Representative after the Closing in connection with any matter, including without limitation anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, SYCR shall be permitted to represent the Shareholders, the Shareholder Parties, the Shareholder Representative, any of their agents and affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Buyer, the Company or any of their agents or affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with SYCR, unless SYCR is specifically engaged in writing by the Company to represent the Company after Closing and either such engagement involves no conflict of interest with respect to Shareholders, the Shareholder Parties or the Shareholder Representative, or the Shareholders, the Shareholder Parties, or the Shareholder Representative (as applicable) consent in writing at the time to such engagement. Any such representation of the Company by SYCR after Closing shall not affect the foregoing provisions hereof. For example, and not by way of limitation, even if SYCR is representing the Company after the Closing, SYCR shall be permitted simultaneously to represent the Shareholders, the Shareholder Parties and/or the Shareholder Representative in any matter, including any disagreement or dispute relating thereto. Furthermore, SYCR shall be permitted to withdraw from any representation of the Company in order to be able to represent or continue so representing the Shareholders, the Shareholder Parties or the Shareholder Representative, even if such withdrawal causes the Company or Buyer additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.

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[Signatures appear on following pages]

IN WITNESS WHEREOF, the parties have each caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

BUYER:

MANTECH INTERNATIONAL CORPORATION

By:	/s/ George J. Pedersen
Name:	George J. Pedersen
Title:	Chairman and CEO

MERGER SUB:

QUICKSILVER ACQUISITION CORP.

By:	/s/ George J. Pedersen
Name:	George J. Pedersen
Title:	President

COMPANY:

SRS TECHNOLOGIES

By:	/s/ Mohindar S. Sandu
Name:	Mohindar S. Sandu
Title:	Chairman and CEO

SHAREHOLDER REPRESENTATIVES:

/s/ MOHINDAR S. SANDHU
MOHINDAR S. SANDHU

/s/ JIM ALLBURN
JIM ALLBURN

/s/ JAMES STOVALL
JAMES STOVALL

SHAREHOLDER PARTIES:

/s/ MOHINDAR S. SANDHU
MOHINDAR S. SANDHU

DEUTSCHE BANK, FBO MSS IRA

By:	/s/ Mohindar S. Sandu
Name:	Mohindar S. Sandu

THE MARION A. SANDHU TRUST

By:	/s/ Mohindar S. Sandu
Name:	Mohindar S. Sandu

M.S. SANDHU CHARITABLE REMAINDER TRUST

By:	/s/ Mohindar S. Sandu
Name:	Mohindar S. Sandu

MOHINDAR SANDHU LIVING TRUST

By:	/s/ Mohindar S. Sandu
Name:	Mohindar S. Sandu

SHAREHOLDER PARTIES (cont.):

/s/ PETE SANDHU
PETE SANDHU

/s/ PATRICIA MARSHALL
PATRICIA MARSHALL

/s/ JIM ALLBURN
JIM ALLBURN

/s/ BARTON EDSALL
BARTON EDSALL

/s/ JAMES STOVALL
JAMES STOVALL

/s/ CHUCK HEBER
CHUCK HEBER